UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2004

Commission File No. 0-30148

PHOTOCHANNEL NETWORKS INC.
(Translation of registrant's name into English)

506 - 425 Carrall Street, Vancouver, British Columbia V6B 6E3 Canada
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  [X] Form 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [ ] No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 -

PHOTOCHANNEL NETWORKS INC.

NOTICE OF ANNUAL GENERAL MEETING

NOTICE is hereby given that the Annual General Meeting of PHOTOCHANNEL NETWORKS INC. (the "Company") will be held at the Terminal City Club, in the Walker Room, at 837 West Hastings Street, Vancouver, British Columbia, on Wednesday, March 10, 2004, at 10:00 a.m. (Pacific time), for the following purposes:

1. To receive and consider the Audited Financial Statements as at and for the period ending September 30, 2003, together with the Auditors' Report thereon and the Report to Members.

2. To fix the number of directors for the ensuing year at four (4).

3. To elect directors to hold office until the next annual general meeting of the Company.

4. To reappoint PricewaterhouseCoopers LLP, Chartered Accountants, as the auditors of the Company to hold office until the next annual general meeting, at a remuneration to be fixed by the directors.

5. To approve the increase of the number of common shares reserved for issuance under the Company's existing stock option plan to 18,000,000, as more particularly described under the heading "Particulars of Other Matters To Be Acted Upon" in the accompanying Information Circular.

6. To ratify, confirm and approve the previous grant of options on November 24, 2003, as more particularly described under the heading "Particulars of Other Matters to be Acted Upon", in the accompanying Information Circular.

7. To transact such other business as may properly be transacted at such meeting or at any adjournment thereof.

If you are unable to attend the Meeting in person, you may still vote on the above items by submitting a Proxy. A form of Proxy has been provided in this package, together with an Information Circular. Please refer to the Notes to the Proxy for instructions on completing the Proxy. To be effective, the Proxy must be completed, dated, signed and returned within the time limits and in accordance with the instructions set out in the Notes.

As stated in the Notes to the Proxy, the enclosed Proxy is solicited by or on behalf of management of the Company, and the persons named as proxyholder are nominees selected by management. You may appoint another to represent you at the Meeting by striking out the names of the persons in the enclosed Proxy and inserting, in the space provided, the name of the person you wish to represent you at the Meeting.

DATED at Vancouver, British Columbia, on the 11th day of February, 2004.

BY ORDER OF THE BOARD

PHOTOCHANNEL NETWORKS INC.

_____________/s/Peter Scarth_______________________

PETER SCARTH

President, Chief Executive Officer & Director

PHOTOCHANNEL NETWORKS INC.
Suite 506 - 425 Carrall Street, Vancouver, British Columbia, V6B 6E3

Telephone: 604-893-8955
Telecopier: 604-893-8966

INFORMATION CIRCULAR
(containing information as at February 4, 2004)

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies (the "Proxies") by the management of PhotoChannel Networks Inc. (the "Company") for use at the Annual General Meeting to be held on March 10, 2004 (the "Meeting") at the time and place and for the purposes set forth in the accompanying Notice of Meeting (the "Notice"). While the solicitation will be made primarily by mail, Proxies may be solicited personally or by telephone by the regular employees of the Company at nominal cost. The cost of solicitation will be borne by the Company.

No person is authorized to give any information or to make any representations other than those contained in this Information Circular and, if given or made, such information or representations should not be relied upon as having been authorized.

APPOINTMENT OF PROXIES

The persons named in the enclosed form of Proxy are nominees of the Company's management. A shareholder has the right to appoint a person to represent the shareholder at the Meeting other than the persons designated in the enclosed form of Proxy. To exercise this right, a shareholder shall strike out the names of the persons named in the enclosed form of Proxy and insert the name of the shareholder's nominee in the blank space provided, or complete another proper form of Proxy.

A Proxy must be signed by the shareholder or by their attorney authorized in writing, or, if the shareholder is a corporation, it must either be under its common seal or signed by a duly authorized officer. Evidence of the authority of such attorney or officer, as applicable, must accompany the Proxy.

The completed Proxy must be deposited with the Company's Registrar and Transfer Agent, Computershare Trust Company of Canada, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9 (the "Transfer Agent"), or with the Company's Registered Office at Suite 506 - 425 Carrall Street, Vancouver, British Columbia, V6B 6E3 (the "Registered Office"), at least 48 hours before the time of the Meeting or any adjournment thereof at which time the Proxy is to be used, excluding Saturdays, Sundays and Holidays.

VOTING AND EXERCISE OF DISCRETION OF PROXIES

The securities represented by a Proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for and, if the shareholder specifies a choice with respect to any matter to be acted upon the securities will be voted accordingly.

In the absence of any instructions on how the securities represented by the Proxy are to be voted, the proxyholder will have discretionary authority to vote on such unspecified matters. The persons named in the enclosed form of Proxy intend to vote in favour of the motions proposed to be made at the Meeting as stated in the Notice and in this Information Circular.

The form of Proxy enclosed confers discretionary authority with respect to amendments or variations to the matters disclosed in the Notice and in this Information Circular, or any other matters which may properly be brought before the Meeting. At the time of the printing of this Information Circular, the Company's management is not aware of any such amendments, variations or other matters to be presented for action at the Meeting. If, however, any amendments, variations or other matters which are not now known to the Company's management should properly come before the Meeting, the Proxies hereby solicited will be exercised on such matters in accordance with the best judgment of the proxyholder on such matters.

REVOCATION OF PROXIES

A shareholder may revoke a proxy on any matter on which it has not been previously exercised:

(a) by depositing an instrument in writing executed by him or by his attorney authorized in writing, or, if the shareholder is a corporation, it must either be under its common seal or signed by a duly authorized officer, with evidence of the authority of such attorney or officer, as applicable, accompanying the Proxy (i) with the Transfer Agent or the Registered Office at any time up to and including the last business day before the day of the Meeting or any adjournment thereof at which the Proxy is to be used, or (ii) with the Chairman of the Meeting at the scheduled commencement of the Meeting or adjournment thereof at which time the Proxy is to be used, or

(b) in any other manner permitted by law.

Revocation of Proxies may also be done electronically. Shareholders who wish to revoke Proxies electronically are urged to contact the Transfer Agent to determine the availability, and instructions for the use, of this option.

VOTING SECURITIES AND RECORD DATE

The Company's authorized capital consist of 510,000,000 shares of which 500,000,000 are common shares without par value (the "Common Shares") and 10,000,000 are preferred shares without par value, issuable in series (the "Preferred Shares"). On February 4, 2004 (the "Record Date"), 130,943,871 common shares were issued and outstanding, each carrying the right to one vote.

Unless otherwise permitted by law, only those shareholders of record on the Record Date, holding common shares, shall be entitled to vote at the forthcoming Meeting or any adjournment thereof in person or by Proxy. On any ballot, each shareholder is entitled to one vote for each common share registered in its name on the list of shareholders as at the Record Date, which list will be available for inspection during normal business hours at the offices of the Transfer Agent and at the Meeting.

PRINCIPAL HOLDERS OF VOTING SECURITIES

To the knowledge of the Directors and Senior Officers of the Company, no person beneficially owns, directly or indirectly, or exercises control or discretion over, voting securities carrying more than 10% of the voting rights attached to any class of voting securities on the Record Date.

The above information was supplied by the Transfer Agent.

FINANCIAL STATEMENTS

The audited financial statements of the Company for the financial year ended September 30, 2003, together with the Auditors' Report thereon (collectively, the "Financial Statements"), will be presented to the Shareholders at the Meeting. The Financial Statements, together with the Auditor's Report thereon and Directors' Report to Members, are being mailed to Members of record along with this Information Circular. Additional copies of the Financial Statements, the Notice, the Information Circular and the form of Proxy will be available from the Transfer Agent and the Registered Office during normal business hours.

ELECTION OF DIRECTORS

Shareholders will be asked to pass an ordinary resolution to set the number of Directors of the Company for the ensuing year at four (4). The persons identified below are management's nominees for directorship. The persons named in the enclosed form of Proxy intend to vote in favour of the election of a Board of Directors comprised of the four management nominees listed below. The names of further nominees for Director may come from the floor at the Meeting. The Company has received no nominations for Director in response to the Advance Notice of Meeting published in accordance with the Company Act (British Columbia) (the "Company Act").

Each Director elected will hold office until the next Annual General Meeting unless his office is earlier vacated in accordance with the Company Act and the Articles of the Company.

Management's Nominees For Directorship
Name, Jurisdiction of Ordinary Residence(1) and Positions Held with the Company	Principal Occupation or Employment During the Past Five Years(1)	Dates Serving as a Director	Number of Voting Securities Beneficially Owned or Controlled as at the Record Date(1)
PETER SCARTH(2) (3) West Vancouver, British Columbia President, Chief Executive Officer & Director	President and Chief Executive Officer of the Company since March 2001; Executive Vice-President of Telepix Imaging from 1997 to 1999	October 10, 2000	7,793,265 Common Shares
CORY KENT(2) Vancouver, British Columbia Director	Lawyer at Lang Michener LLP since February 2003; Lawyer at Anfield Sujir Kennedy & Durno from 1996 to February 2003	March 10, 1999	65,000 Common Shares
PETER FITZGERALD(2) (3) Herts, United Kingdom Chairman	Retired businessman since October 2000; Chief Executive Officer of Gretag Inc. from August 1998 to October 2000	July 31, 2001	8,500,000 Common Shares
KENT THEXTON West Vancouver, British Columbia Director

President, Chief Data and Marketing Officer of O2 Online since June 1998; President of Genie (now O2 Online) from February 2000 to July 2001; Sales & Marketing Director of BT Cellnet from June 1998 to February 2000

		February 4, 2004	Nil

(1) The information as to jurisdiction of ordinary residence, principal occupation or employment during the past five years and the number of voting securities beneficially owned or controlled as at the Record Date for each of the nominees has been furnished by the respective nominees themselves.

(2) Member of the Audit Committee.

(3) Prior to the Record Date, Messrs. Scarth and Fitzgerald elected to exercise and paid for 669,470 and 5,000,000 common shares, respectively, of the Company pursuant to the exercise of common share purchase warrants which were granted on January 29, 2003. As of the Record Date these common shares remained un-issued and as such have neither been included in the number of common shares issued and outstanding at the Record Date nor included in the securities beneficially owned or controlled by these director as at the Record Date.

EXECUTIVE COMPENSATION

The information contained under this heading is provided in compliance with the requirements of Form 51-904F of the Rules promulgated pursuant to the Securities Act (British Columbia) and under equivalent provisions of the Securities Acts of all applicable jurisdictions.

During the financial year ended September 30, 2003, the Company had five (5) "Named Executive Officers", namely Peter Scarth - the Chairman of the Board, President and Chief Executive Officer; Robert Chisholm - the Chief Financial Officer; Kyle Hall - the Executive Vice-President Business Development and Corporate Secretary; Timothy J. Kerbs - the Executive Vice-President - Network Services; and Mohammad Asgari - the former Vice-President of Technology.

Definitions

For the purpose of this Information Circular:

"CEO" of the Company means an individual who served as chief executive officer of the Company or acted in a similar capacity during the most recently completed financial year;

"Executive officer" of the Company for the financial year, means an individual who at any time during the year was,

(a) the chair of the Company, if that individual performed the functions of the office on a full-time basis,

(b) a vice-chair of the Company, if that individual performed the functions of the office on a full-time basis,

(c) the president of the Company,

(d) a vice-president of the Company in charge of a principal business unit, division or function such as sales, finance or production, or

(e) an officer of the Company or any of its subsidiaries or any other person who performed a policy-making function in respect of the Company;

"Named Executive Officers" means,

(a) each CEO, despite the amount of compensation of that individual;

(b) each of the Company's four most highly compensated executive officers, other than the CEO, who were serving as executive officers at the end of the most recently completed financial year, provided that disclosure is not required under Form 51-904F for an executive officer whose total salary and bonus, as determined does not exceed $100,000; and

(c) any additional individual for whom disclosure would have been provided under (b) above, but for the fact that the individual was not serving as an executive officer of the Company at the end of the most recently completed financial year end.

Summary Compensation Of Named Executive Officers
		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position	Year(1)	Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options Granted(2) (#)	Restricted Shares or Restricted Share Units ($)	LTIP Pay-outs ($)	All Other Compen-sation ($)
PETER SCARTH President, Chairman, Chief Executive Officer	2003 2002 2001	142,670 180,833 111,042	nil nil nil	nil nil nil	nil nil 950,000	nil nil nil	nil nil nil	nil nil nil
ROBERT CHISHOLM Chief Financial Officer	2003 2002 2001	135,833 180,000 7,500	nil nil nil	nil nil nil	nil 750,000 nil	nil nil nil	nil nil nil	nil nil nil
KYLE HALL Executive Vice-President - Business Development and Corporate Secretary	2003 2002 2001	142,570 205,000 218,750	nil nil 13,438	nil nil nil	nil nil 850,000	nil nil nil	nil nil nil	nil nil nil
TIMOTHY J. KERBS Executive Vice-President - Network Services	2003 2002 2001	150,027 153,822 209,250	nil nil 7,545	nil nil nil	nil 94,264 625,000	nil nil nil	nil nil nil	nil nil nil
MOHAMMAD ASGARI Former Vice-President - Technology	2003 2002 2001	70,806(3) 162,195 180,000	nil nil 5,625	nil nil nil	nil 135,000(4) 325,000(4)	nil nil nil	nil nil nil	nil nil nil

(1) Financial year ended September 30.

(2) Figures represent options granted during a particular year; see "Aggregated Option" table for the aggregate number of options outstanding at year-end.

(3) Mr. Asgari was laid-off on July 22, 2003, at which time he continued to act as a consultant to the Company and received an additional $34,375 after being laid off.

(4) These stock options were exercised in December 2003.

Long-Term Incentive Plans Awards In Most Recently Completed Financial Year

The Company does not have a long-term incentive program.

Option Grants During the Most Recently Completed Financial Year

No stock options to acquire securities of the Company, or any stock appreciation rights, were granted to the Named Executive Officers during the most recently completed financial year.

Aggregated Option Exercises During the Most Recently
Completed Financial Year and Financial Year-End Option/SAR Values

The following table sets forth the aggregate option exercises by the Named Executive Officers during the most recently completed financial year, and the number and value of unexercised options on an aggregated basis as at the end of the most recently completed financial year.
Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs as at September 30, 2003 (#) Exercisable / Unexercisable	Value of Unexercised in the-Money Options/SARs as at September 30, 2003(1) ($) Exercisable / Unexercisable
Peter Scarth	nil	n/a	1,050,000 / nil	94,500 / nil
Robert Chisholm	nil	n/a	666,667 / 83,333	60,000 / 7,500
Timothy J. Kerbs	nil	n/a	1,039,526 / 10,474	93,557 / 942
Kyle Hall	nil	n/a	1,050,000 / nil	94,500 / nil
Mohammad Asgari	nil	n/a	645,000 / 15,000	58,050 / 1,350

(1) Based on the last closing price of the Company's common shares on the TSX Venture Exchange on or before September 30, 2003, being $0.24.

Termination Of Employment, Change In Responsibilities And Employment Contracts

During the most recently completed financial year, the employment contracts between the Company or its subsidiary and the Named Executive Officers are as follows:

Pursuant to an agreement dated September 1, 2003, the Company retains the services of Peter Scarth to act in such capacity as the Company may direct, which is currently to act as President and CEO of the Company and its subsidiaries, for compensation agreed upon between Mr. Scarth and the Company. Mr. Scarth is currently paid $16,666.66 per month for his services to the Company. In addition, the Company reimburses Mr. Scarth for his out of pocket expenses. The Agreement may be terminated at any time without cause upon one year's written notice or payment of one year's salary in lieu of notice; or with cause, upon the Company giving notice in writing to Mr. Scarth.

Pursuant to an agreement dated September 15, 2001, the Company retains the services of Robert Chisholm to act in such capacity as the Company may direct, which is currently to act as the Chief Financial Officer of the Company and its subsidiaries, for compensation agreed upon between Mr. Chisholm and the Company. This agreement originally provided that Mr. Chisholm will be paid $15,000 per month for his services to the Company. Effective November 16, 2002, the agreement was amended and Mr. Chisholm agreed to a reduction in remuneration to $10,833.33 per month. Effective September 1, 2003 Mr. Chisholm receives remuneration of $16,666.67 per month. In addition, the Company reimburses Mr. Chisholm for his out of pocket expenses. The term of the agreement is for three (3) years and is automatically renewed for a further one (1) year on the third anniversary of the agreement. The agreement provide that the Agreement may be terminated without cause upon one years written notice or payment of one year's salary in lieu of notice; or with cause, upon the Company giving notice in writing to Mr. Chisholm.

Pursuant to an agreement dated December 1, 2001, and amended July 15, 2002, the Company retains the services of Kyle Hall to act in such capacity as the Company may direct, which is currently to act as the EVP Business Development of the Company and its subsidiaries, for compensation agreed upon between Mr. Hall and the Company. Mr. Hall is also the Corporate Secretary of the Company. The agreement originally provided for Mr. Hall to be paid $17,083 per month for his services to the Company. Effective November 16, 2002 the agreement was amended and Mr. Hall agreed to a reduction in remuneration to $11,445.83 per month. Effective September 1, 2003, Mr. Hall receives remuneration of $16,666.67 per month. In addition, the Company reimburses Mr. Hall for his out of pocket expenses. The term of the agreement is for three (3) years and is automatically renewed for a further one (1) year on the third anniversary of the agreement. The Agreement may be terminated at any time without cause upon one year's written notice or payment of one year's salary in lieu of notice; or with cause, upon the Company giving notice in writing to Mr. Hall.

Pursuant to an agreement dated May 7, 2001, the Company retains the services of Timothy J. Kerbs to act in such capacity as the Company may direct, which is currently to act as the Executive Vice President, Network Services, of the Company and its subsidiaries, for compensation agreed upon between Mr. Kerbs and the Company. This agreement provided that Mr. Kerbs would be paid (US)$135,000 per annum for his services to the Company. Effective July 16, 2002 Mr. Kerbs agreed to a reduction in remuneration to (US)$9,166.67 per month. In addition, the Company reimburses Mr. Kerbs for his out of pocket expenses. The term of the agreement is for one (1) year and is automatically renewed annually for an additional one-year term, unless notice of termination is given prior to any anniversary.

Pursuant to an agreement dated April 16, 1997, the Company retained the services of Mohammad Asgari as Vice President Technology, compensation to be agreed upon between Mr. Asgari and the Company. For the year ended September 30, 2002, Mr. Asgari was paid a salary of $162,194.00. Effective November 16, 2002, Mr. Asgari agreed to a reduction in remuneration to $10,833.33 per month, to be reviewed by February 13, 2003. In addition, the Company reimbursed Mr. Asgari for his out of pocket expenses. Mr. Asgari was permanently laid off on July 22, 2003, although he continued to act as a consultant to the Company until December 14, 2003.

Compensation Of Directors

Except as otherwise disclosed herein, there were no standard arrangements, or other arrangements in addition to or in lieu of standard arrangements, under which the directors were compensated by the Company or any subsidiary thereof for services in their capacity as a director (including any additional amounts payable for committee participation or special assignments), or for services as consultants or experts, during the most recently completed financial year, other than the granting of stock options. Except as otherwise disclosed herein, there are no arrangements for compensation with respect to the termination of the directors in the event of a change of control of the Company.

During the most recently completed financial year, no stock options to acquire securities of the Company were granted to the Directors (including the Named Executive Officers). During the most recently completed financial year, no stock options to acquire securities of the Company were exercised by the Directors (including the Named Executive Officers). As at the end of the most recently completed financial year, the Directors (other than the Named Executive Officers) held stock options to acquire an aggregate of 1,600,000 common shares of the Company.

Subsequent to the year end, the Company granted options to directors to purchase an aggregate of 2,100,000 common shares, subject to Shareholder approval. See "Particulars of Other Matters To Be Acted Upon - Ratification of Option Grants".

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

Except as disclosed below, other than "routine indebtedness" as defined in BC Form 54-901F of the British Columbia Securities Commission, none of:

(a) the Directors and Executive Officers of the Company at any time since the beginning of the last financial year of the Company;

(b) proposed nominees for election as a Director of the Company; or

(c) any associates or affiliates of the foregoing persons;

is or at any time since the beginning of the most recently completed financial year has been indebted to the Company or any subsidiary of the Company or is at any time since the beginning of the most recently completed financial year has been a person whose indebtedness is or has been the subject of a guarantee support agreement, letter of credit or other similar agreement or understanding provided by the Company or any subsidiary of the Company.

As at the commencement of the most recently completed financial year, Mr. Asgari was indebted to the Company in the amount of $20,000 from a non interest bearing loan originally made by the Company to Mr. Asgari on May 1, 2000. This amount was repaid in full in February 2003.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Except as disclosed herein or in the accompanying Financial Statements, none of:

(a) the Directors or Senior Officers of the Company;

(b) no proposed nominee for election as a Director of the Company;

(c) any person holding 10% or more of the voting securities of any class of voting securities of the Company; or

(d) any associate or affiliate of the foregoing persons,

has any material interest, direct or indirect, in any transaction since the beginning of the last financial year of the Company or any proposed transaction which has materially affected or will materially affect the Company or any subsidiary of the Company.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as otherwise disclosed herein, none of:

(a) the Directors or Senior Officers of the Company at any time since the beginning of the last financial year of the Company;

(b) the proposed nominees for election as a Director of the Company; or

(c) any associate or affiliate of the foregoing persons,

has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matters to be acted upon at the Meeting other than the election of Directors or the appointment of Auditors.

APPOINTMENT AND REMUNERATION OF AUDITORS

Unless such authority is withheld, the persons named in the accompanying proxy intend to vote for the re-appointment of PricewaterhouseCoopers LLP, Chartered Accountants, at Suite 700 - 250 Howe Street, Vancouver, British Columbia, V6C 3S7 as auditors for the Company, to hold office until the next Annual General Meeting of the Members, at a remuneration to be fixed by the Board of Directors.

MANAGEMENT CONTRACTS

Management functions of the Company and any subsidiary of the Company are not, to any substantial degree, performed by a person other than the Directors and Executive Officers of the Company and any subsidiary of the Company.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Amendment of Stock Option Plan

The Company currently has a stock option plan (the "Option Plan") pursuant to which its directors, officers, employees and consultants may be granted options to acquire common shares of the Company as an incentive mechanism to foster their interest in the success of the Company and to encourage their proprietary ownership of the Company.

In order to provide increased flexibility in the grant of options, the Company is seeking shareholder approval to amend the Option Plan to increase the number of common shares of the Company reserved for issuance pursuant to the Option Plan from 13,600,000 common shares currently reserved to 18,000,000 shares. This new number represents approximately 13.8% of the issued and outstanding common shares of the Company as of the Record Date. The other terms and conditions of the stock option plan will remain unchanged.

A copy of the Option Plan was provided to the shareholders with the Company's information circular dated November 6, 2001 and can be located on the SEDAR website at www.sedar.com. A copy of the Option Plan as amended to show the increase in number of common shares reserved to 18,000,000 is available on request from the Company, and copies will be available at the Meeting. In order to be passed, a majority of the votes cast at the Meeting in person or by proxy must be voted in favour of the resolution. The persons named in the enclosed Proxy intend to vote for such resolution.

Ratification of Option Grants

In the event that the above amendments to the Option Plan are approved, Shareholders will also be asked to ratify the :previous grant of options to various directors, officers and employees which were made pursuant to the terms of and subject to the subsequent shareholder approval of the new Option Plan, as follows:

(i) 3,275,000 stock options granted on November 24, 2003, exercisable at $0.31 per share for a period of five years from the date of the grant; and

(ii) 500,000 stock options granted on February 4, 2004, exercisable at $0.30 per share for a period of five years from the date of the grant.

NUMBER OF COMMON SHARES
OPTIONEE SUBJECT TO OPTIONS TO BE RATIFIED

Kent, Cory 600,000 @ $0.31 per share

Scarth, Peter 500,000 @ $0.31 per share

Fitzgerald, Peter 500,000 @ $0.31 per share

Chisholm, Robert 250,000 @ $0.31 per share

Hall, Kyle 250,000 @ $0.31 per share

Kerbs, Timothy 250,000 @ $0.31 per share

Spice, Pat 25,000 @ $0.31 per share

Leung, Dennis 200,000 @ $0.31 per share

Benstead, Lisa 50,000 @ $0.31 per share

Egan, Chris 50,000 @ $0.31 per share

Wong, Jason 50,000 @ $0.31 per share

Blanchard, Andre 25,000 @ $0.31 per share

Oyono, John 25,000 @ $0.31 per share

Liang, Allen 25,000 @ $0.31 per share

Jiang, Qun 25,000 @ $0.31 per share

Martin, Justin 25,000 @ $0.31 per share

Nistuk, Richard 25,000 @ $0.31 per share

Wood, Nicole 100,000 @ $0.31 per share

LaCaille, Michele 300,000 @ $0.31 per share

Thexton, Kent 500,000 @ $0.30 per share

In order to be passed the majority of the voters cast at the Meeting in person or by proxy must be voted in favour of the resolution.

Other Matters To Be Acted Upon

At the time of the printing of this Information Circular, the Company's management is not aware of any other matters to be presented for action at the Meeting other than those referred to in the Notice. If, however, any other matters properly come before the Meeting, it is the intention of the persons named in the enclosed form of Proxy to vote on same in accordance with the best judgment on such matters.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

DATED at Vancouver, British Columbia, this 10th day of February, 2004.

BY ORDER OF THE BOARD OF DIRECTORS

/s/Peter Scarth

PETER SCARTH

President, Chief Executive Officer & Director

/s/Robert Chisholm

ROBERT CHISHOLM
CFO

PHOTOCHANNEL NETWORKS INC.

ANNUAL REPORT 2003

Message from the Chairman

The last year has been extremely exciting for PhotoChannel Networks Inc. ("PhotoChannel"or the "Company"). During the first quarter of fiscal 2003, PhotoChannel launched its first large photofinishing retailers in both Canada and the United States on the PhotoChannel Network. In October 2002, the Company launched Black Photo Corporation ("Blacks"), a wholly owned subsidiary of Fuji Film Canada. Blacks provided PhotoChannel with its initial "footprint" in the Canadian marketplace with over 160 retail locations nationwide. In December 2002, the Company launched Giant Eagle, Inc., with 213 locations across the northeastern United States. During the remainder of fiscal 2003, the Company saw a number of established photofinishing retailers join the PhotoChannel Network, including such well-known companies as Wal-Mart Canada, Loblaw Group of Companies and Sobeys Inc. As a whole, the Canadian retailers using the PhotoChannel Network at September 30, 2003 represent over 70% of the Canadian photofinishing marketplace.

As the Company launched all of these new photofinishing retailers during 2003, it continued to develop and deploy new and unique technologies, which offered the photofinishing retailer(s) new product lines and assistance in their marketing initiatives. During fiscal 2003, the Company developed and deployed the following:

a "Print Order Wizard", which enables digital images to be uploaded and sent for printing without the consumer having to set up an account;

a variety of gift items including calendars and greeting cards; and

a prepaid photofinishing solution, which enables photofinishing retailers to sell prepaid cards, either by dollar value or by number of prints. In both instances this new prepaid solution counts down against the applicable denomination.

In addition to these "visible" features, the Company also deployed extensive back-office applications and integrations for it' s major customers. These technologies include a new reporting engine, lab system integration with process control software, integration with accounting systems and printing device automation. It is the Company's belief that its back end tools are superior to any in the market place and will be one of the main reasons for keeping the Company strategically and technically ahead of its competition.

As a small company without the immediate working capital to prove its technology, the Company continued to struggle to raise sufficient funds to meet its ongoing obligations. From October to December 2002, the Company raised $115,000 in an add-on round to the PhotoChannel Networks Limited Partnership (PhotoChannel LP) and secured bridge financing from long-term investors and members of management. In January 2003, the Company raised $566,947 through a private placement with two of its Directors. In August 2003, the Company received $829,200 from the exercise of warrants and in September 2003 raised $2,765,000, through a small private placement in the PhotoChannel LP and a significant private placement in the Company. This final private placement has made PhotoChannel working capital positive for the first time in three years.

Subsequent to September 30, 2003, the Company announced and launched its first wireless carrier, TELUS Mobility. Also in its first quarter of fiscal 2004, the Company launched Konica Photo Imaging, which now provides access to over 4,500 participating photofinishing retail locations across the United States. Both of these contracts have resulted in significant interest throughout the Canadian and US marketplaces for the Company's Network solution.

Although the Company has solved many of its past problems, as a small and growing company, it continues to seek a cashflow positive and profitable position. Today, the Company firmly believes that it is well positioned to profit from the large and ever increasing digital imaging market.

The Company looks forward to sustaining the growth of its Network that it achieved during 2003.

Management's Discussion and Analysis of Financial Condition and Result of Operations

General

Since inception on December 1, 1995, the Company has transformed and redirected its business focus. Originally the Company developed and marketed a suite of multimedia presentation products for use by consumers wishing to present and display images captured on digital cameras and photo scanners. The Company discontinued further development of these products during 1999 in order to focus on the development of its e-Processing and Network strategy.

On October 2, 2000, the Company launched its e-processing service with the introduction of an Internet photo-finishing service as a business - to - consumer strategy providing film processing, scanning, storage and printing of digital images directly to US consumers.

In March 2001, the Company, under new management, began a cost cutting effort, which included the reduction of staff by 50%, disposal of equipment and the relocation to smaller, more cost effective office space. In addition, several key management changes were initiated, with director Peter Scarth assuming the position of Chairman of the Board and Chief Executive Officer.

Under its new leadership, since 2001, the Company has changed its business focus by moving out of the business to consumer e-processing services and focusing solely on the expansion of the Company's Network for the photofinishing retailer. The Company has, by way of its Network, turned the e-processing function of providing film processing, scanning, storage and printing of digital images over to the photofinishing retailer. The functionality of the Company's Network technology also allows customers of the photofinishing retailer to print their images to any networked location within a photofinishing retailer or within the Network as a whole, or to have their product mailed to any location the customer desires.

Management's strategy is to focus on being a digital imaging technology provider for a wide variety of businesses including: photofinishing retailers; professional and commercial photo processing labs; image content owners; and targeted portal services. The Company's digital Network is focused on delivering digital image orders from capture to fulfillment under the control of the originating photofinishing retailer. The Company charges its photofinishing retailers an upfront fee for the development of its website, a monthly fee for their connection to the Network and takes a percentage of all gross print revenues derived through the Network. In addition, the Company charges the customers of the photofinishing retailers a storage fee for hosting their digital images.

Liquidity and Capital Resources

As at September 30, 2003, for the first time since fiscal 2000, the Company had a positive working capital position of $388,277 compared to a working capital deficiency of $2,601,835 at September 30, 2002 (working capital deficiency of $6,484,812 at September 30, 2001). As a start-up company, which continues to strive for profitability, the Company's main source of funds has been, and will continue to be, the sale of equity capital until it manages to reach a cashflow positive position.

For the year ended September 30, 2003 the Company raised a total of $5,801,461 of which $3,371,725 was from the issuance of common shares and common share purchase warrants, $1,854,910 was on exercise of common share purchase warrants, $360,000 was through the issuance of limited partnership units, $105,264 on the repayment of demand loans and $109,562 through the disposition of property, plant and equipment.

The Company began generating revenues in July 2001 through its Network solution. In September 2002, the Company, through its limited partnership signed its first large Canadian national photofinishing retailer. Throughout fiscal 2003, the Company continued to sign on large Canadian retailers through its limited partnership and signed its first large photofinishing retailer in the United States in December 2003. Currently, the Company's operating expenses exceed its revenues, and there continues to be significant risk that sufficient revenues will not be generated through the Network solution to sustain operations. The Company may need to raise funds from private and public equity or debt offerings in order to remain in business.

Results of Operations

Revenue

Revenue for the year ended September 30, 2003 was $255,573 versus $173,801 for the year ended September 30, 2002. Revenue increased by 47% due to an increase in installation fees and a 2410% increase in transaction fees as an increased number of retailers and consumers began to adopt the Company's services. During fiscal 2003, the Company changed its revenue recognition policy to reflect interpretation of SEC Staff Accounting Bulletin 101 (SAB 101). The Company now defers revenue from installation fees earned for the set-up of a customer website and recognizes it as income over the estimated term of the customer relationship period. At September 30, 2003, the Company had deferred revenue of $60,000. Membership fees during fiscal 2003 were reduced, as the Company changed its strategy of providing ADSL (high speed) Internet connections to the photofinishing retailer. Photofinishing retailers now contract directly with the ADSL producers. This also resulted in a significant decrease in the Company's cost of sales. During fiscal 2003 and 2002, 100% of the Company's revenue was derived from the provision of Network services, compared to only 30% or $29,308 for the year ended September 30, 2001.

Operating Expenses and Net Loss

During the year ended September 30, 2003, the Company changed its recognition and treatment of the losses attributable the PhotoChannel Limited Partnership ("PhotoChannel LP") units. This change has resulted in the Company restating its losses at September 30, 2003 and 2002, to reflect that the losses incurred by the Limited Partnership are first allocated to the Limited Partnership units to the extent of their equity investment and thereafter to the Company. This restatement has had the effect of reducing the deficit attributable to the Company's common shareholders at September 30, 2002 from $38,963,665 to $37,726,075, the net loss from $1,851,661 to $614,071 and the basic and fully diluted net loss per share from $0.03 to $0.01.

As a result, the Company recorded a loss for the year ended September 30, 2003 of $2,449,984 ($0.03 per share) an increase of 1,835,913 or 298% as compared to the loss of $614,071 ($0.01 per share) for the year ended September 30, 2002. The significant increase in loss was a result of the change in treatment of the loss attributable to Limited Partnership units (2003 - $372,410 versus $1,237,590 - 2002); the gain on the bankruptcy of the Company's US subsidiary in fiscal 2002 of $2,746,944; and the reduction on gain on the settlement of obligations (2003 - $457,599 versus 2002 - $808,774). The extent of the current period's increase in loss was partially offset by a large reduction in operating expenses during fiscal 2003. A comparison of operating results and non-operating events for the three years ended September 30 are identified in the table below.
Description	2003	2002	2001
Loss from operations	($3,282,445)	($5,334,672)	($20,259,747)
Gain on bankruptcy of subsidiary	-	2,746,944	-
Gain on settlement of obligations	457,599	808,774	66,382
Loss attributed to limited partnership	372,410	1,851,661	-

In addition during fiscal 2001, the Company's net losses were increased due to a one time charge related to an amortization and impairment write down in the amount of $4,806,390. This write down was the result of discontinuing the e-Processing Service of providing film processing, scanning, storage and printing of digital images directly to US consumers. This change in focus also resulted in the Company filing its US subsidiary, PhotoChannel, Inc., under Chapter 7 of the United States Bankruptcy Code with the United States Bankruptcy Court, District of Connecticut on November 1, 2001, which resulted in the Company realizing a gain of $2,746,944 during fiscal 2002.

General and Administration expenses decreased $1,580,039 to $1,528,449, a 50.8% decline over the comparable period of 2002. The largest contributors to this reduction during fiscal 2003 were as follow: salaries and consulting decreased by $1,093,673 due to both temporary and permanent layoffs; accounting and legal decreased by $231,071 due to a reduction of legal costs; and office and miscellaneous decreased by $299,284 primarily due to a reduction in travel.

Sales and marketing expenses increased $80,536 to $734,792, a 12.3% increase over the previous fiscal year. This increase was attributable to distributor services provided by NBJ Enterprises Ltd., dba Skana Photo-Lab Products, who were issued common share purchase warrants for services provided. The common share purchase warrants were attributed a value of $93,000, which was determined using the Black-Scholes option-pricing model.

Research and development costs increased $174,705 to $789,189, a 28.4% increase over fiscal 2002. This increase is due to the addition of staffing and consultants, as the result of new customers and Company's focus of maintaining its competitive edge in the marketplace by being the first to market with new value added solutions.

Amortization expense decreased $609,609 to $280,778, a 68.5% decrease over fiscal 2002. This reduction is the result of the Company replacing old expensive equipment with new, less expensive and more cost effective, equipment. The purchase of this new equipment provides the Company with future growth potential and the ability scale much more efficiently, based upon its anticipated growth.

The Company recorded a gain on settlement of obligations of $457,599 during the year ended September 30, 2003 (2002 - $808,774; 2001 - 66,382). These amounts were the result of negotiating settlements with the Company's creditors at less than the face value of the original obligations.

On September 18, 2003, the Company engaged the services of Tangent Management ("Tangent") to assist with its investor relations. Under the terms of the agreement Tangent is to be paid a retainer of $7,500 per month and was issued 750,000 options to purchase common shares of the Company at a price $0.17 per share. The grant of these options to non-employees resulted in a charge of $97,181 during fiscal 2003, which was determined using the Black-Scholes option-pricing model.

Management's Statement of Responsibility

The consolidated financial statements contained in this annual report have been prepared by management in accordance with generally accepted accounting principles and have been approved by the Board of Directors. The integrity and objectivity of the consolidated financial statements are the responsibility of management. In addition, management is responsible for all other information in the annual report and for ensuring that this information is consistent, where appropriate, with the information contained in the consolidated financial statements.

Management maintains a system of internal accounting controls to provide reasonable assurance that the Company's assets are safeguarded and accounted for, and to facilitate the preparation of relevant, reliable, and timely financial information. Where necessary, management uses its best judgment to make estimates required to ensure fair and consistent presentation of this information.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control, and exercises this responsibility principally through the Audit Committee. The Audit Committee includes two directors not involved in the daily operations of the Company. The functions of the Audit Committee are to review the quarterly and annual consolidated financial statements; review the adequacy of the system of internal controls; review any relevant accounting, financial and security regulatory matters; and recommend the appointment of external auditors.

The external auditors, PricewaterhouseCoopers LLP, conduct an independent examination, in accordance with generally accepted auditing standards, and express their opinion on the consolidated financial statements. Their examination includes a review of the Company's system of internal controls and appropriate tests and procedures to provide reasonable assurance that the consolidated financial statements are, in all material respects, presented fairly and in accordance with generally accepted accounting principles in Canada. The external auditors have free and full access to the Audit Committee with respect to their findings concerning the fairness of financial reporting and the adequacy of internal controls.

PhotoChannel Networks Inc.

Consolidated Financial Statements

September 30, 2003, 2002 and 2001

(expressed in Canadian dollars)

Auditors' Report

To the Shareholders of

PhotoChannel Networks Inc.

We have audited the consolidated balance sheets of PhotoChannel Networks Inc. as at September 30, 2003 and 2002 and the consolidated statements of loss and deficit, shareholders' equity (deficiency) and cash flows for each of the three years ended September 30, 2003, 2002 and 2001. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at September 30, 2003 and 2002 and the results of its operations and its cash flows for each of the three years ended September 30, 2003, 2002 and 2001 in accordance with generally accepted accounting principles in Canada. As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied on a basis consistent with that of the preceding year.

As described in note 9 to the consolidated financial statements, the net loss attributed to common shareholders and earnings per share for the year ended September 30, 2002 have been restated.

Chartered Accountants
January 9, 2004

Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Difference

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the company's ability to continue as a going concern, such as those described in Note 1 to the financial statements. Our report to the shareholders dated January 9, 2004 is expressed in accordance with reporting standards in Canada, which do not permit a reference to such events and conditions in the auditor's report when these are adequately disclosed in the financial statements.

Chartered Accountants

Vancouver, B.C., Canada

Vancouver, B.C., Canada
January 9, 2004

PhotoChannel Networks Inc.
Consolidated Balance Sheets
As at September 30, 2003 and 2002
(expressed in Canadian dollars)
	2003 $	2002 $

Assets

Current assets
Cash and cash equivalents	1,104,410	85,586
Cash held in trust (note 20)	345,000	-
Short-term deposits (note 3)	-	15,000
Accounts receivable (note 4)	96,750	117,685
Prepaid expenses (note 5)	19,364	34,967

	1,565,524	253,238

Property, plant and equipment (note 6)	285,573	455,999

	1,851,097	709,237

Liabilities

Current liabilities
Accounts payable and accrued liabilities (note 7)	1,117,247	2,581,461
Deferred revenue	60,000	-
Due to related parties	-	273,612

	1,177,247	2,855,073

Shareholders' Equity (Deficiency)

Capital stock (note 8(a))	31,826,678	26,390,849

Contributed surplus	6,976,915	6,189,605

Loans receivable (note 8(e))	(122,206)	(227,470)

Warrants (note 8(d))	2,168,522	3,214,845

Limited partnership equity (note 9)	-	12,410

Deficit	(40,176,059)	(37,726,075)

	673,850	(2,145,836)

	1,851,097	709,237

Nature of operations and going concern (note 1)

Commitments and contingencies (note 17)

Subsequent events (note 20)

Approved by the Board of Directors

/s/Peter Scarth Director /s/Cory Kent Director Director
The accompanying notes are an integral part of these consolidated financial statements
	Common stock		Other capital accounts

	Number of shares	Amount $	Contributed surplus $	Loans receivable $	Special warrants	Amount $	Warrants	Amount $	Limited partnership units	Amount $	Deferred compensation $	Deficit $	Total shareholders' equity (deficiency) $

Balance - September 30, 2000	29,865,766	16,315,246	59,857	-	11,000,000	9,105,302	4,336,155	5,847,500	-	-	(423,000)	(17,240,773)	13,664,132
Shares issued on exercise of warrants	836,154	836,154	926,720	-	-	-	(836,154)	(926,720)	-	-	-	-	836,154
Issuance of shares for cash from exercised options	74,667	37,434	-	-	-	-	-	-	-	-	-	-	37,434
Issuance of options in exchange for services provided	-	-	44,000	-	-	-	-	-	-	-	-	-	44,000
Vesting of warrants	-	-	-	-	-	-	-	-	-	-	162,000	-	162,000
Shares and warrants issued on conversion of special warrants	11,000,000	6,979,397	-	-	(10,000,000)	(9,028,802)	5,500,000	2,049,405	-	-	-	-	-
Expiry of warrants	-	-	2,770,780	-	-	-	(2,500,000)	(2,770,780)	-	-	-	-	-
Expiry of warrants	-	-	2,049,405	-	-	-	(5,500,000)	(2,049,405)	-	-	-	-	-
Expiry of agent's warrants	-	-	76,500	-	(1,000,000)	(76,500)	-	-	-	-	-	-	-
Net loss for the year	-	-	-	-	-	-	-	-	-	-	-	(19,871,231)	(19,871,231)

Balance - September 30, 2001	41,776,587	24,168,231	5,927,262	-	-	-	1,000,001	2,150,000	-	-	(261,000)	(37,112,004)	(5,127,511)
Issuance of options in exchange for services provided	-	-	73,343	-	-	-	-	-	-	-	-	-	73,343
Issuance of warrants in exchange for services provided	-	-	-	-	-	-	5,025,000	125,625	-	-	-	-	125,625
Expiry of warrants	-	-	189,000	-	-	-	(1,000,000)	(450,000)	-	-	261,000	-	-
Private placement of 26,576,381 special warrants	-	-	-	-	26,576,381	2,657,638	-	-	-	-	-	-	2,657,638
Employee loan	-	-	-	(227,470)	-	-	-	-	-	-	-	-	(227,470)
Shares and warrants issued on conversion of special warrants	26,576,381	1,575,176	-	-	(26,576,381)	(2,657,638)	24,890,381	1,082,462	-	-	-	-	-
Private placement of 8,542,000 units	8,542,000	503,953	-	-	-	-	8,542,000	350,247	-	-	-	-	854,200
Shares issued on exercise of warrants	1,000,000	143,489	-	-	-	-	(1,000,000)	(43,489)	-	-	-	-	100,000
Issuance of Limited Partnership units	-	-	-	-	-	-	-	-	1,250	1,250,000	-	-	1,250,000
Loss for the year	-	-	-	-	-	-	-	-	-	-	-	(1,851,661)	(1,851,661)
Loss for the year attributable to the Limited Partnership	-	-	-	-	-	-	-	-	-	(1,237,590)	-	1,237,590	-

Balance - September 30, 2002	77,894,968	26,390,849	6,189,605	(227,470)	-	-	37,457,382	3,214,845	1,250	12,410	-	(37,726,075)	(2,145,836)
Issuance of options in exchange for services provided	-	-	97,181	-	-	-	-	-	-	-	-	-	97,181
Issuance of warrants in exchange for services provided	-	-	-	-	-	-	4,100,000	198,000	-	-	-	-	198,000
Expiry of warrants	-	-	690,129	-	-	-	(15,883,281)	(690,129)	-	-	-	-	-
Private placement of 5,669,470 units	5,669,470	406,414	-	-	-	-	5,669,470	160,533	-	-	-	-	566,947
Private placement of 25,200,000 units	25,200,000	2,425,414	-	-	-	-	500,000	34,364	-	-	-	-	2,459,778
Shares issued on exercise of warrants	18,549,100	2,604,001	-	-	-	-	(18,549,100)	(749,091)	-	-	-	-	1,854,910
Issuance of Limited Partnership units	-	-	-	-	-	-	-	-	360	360,000	-	-	360,000
Employee loan	-	-	-	105,264	-	-	-	-	-	-	-	-	105,264
Loss for the year	-	-	-	-	-	-	-	-	-	-	-	(2,822,394)	(2,822,394)
Loss for the year attributable to the Limited Partnership	-	-	-	-	-	-	-	-	-	(372,410)	-	372,410	-

Balance - September 30, 2003	127,313,538	31,826,678	6,976,915	(122,206)	-	-	13,294,471	2,168,522	1,610	-	-	(40,176,059)	673,850

PhotoChannel Networks Inc.
Consolidated Statements of Shareholders' Equity (Deficiency)
For the years ended September 30, 2003, 2002 and 2001
(expressed in Canadian dollars)

The accompanying notes are an integral part of these consolidated financial statements

PhotoChannel Networks Inc.
Consolidated Statements of Loss and Deficit
For the years ended September 30, 2003, 2002 and 2001
(expressed in Canadian dollars)
	2003 $	2002 $	2001 $

Revenue	255,573	173,801	97,112

Cost of sales	91,091	111,670	126,036

Gross profit (loss)	164,482	62,131	(28,924)

Expenses
Amortization	280,778	890,387	2,428,873
Impairment writedown	-	-	4,806,390
General and administration (note 12)	1,528,449	3,108,488	9,331,167
Sales and marketing (note 12)	734,792	654,256	2,142,640
Research and development (note 12)	789,189	614,484	1,411,628
Interest expense	113,719	129,188	110,125

	3,446,927	5,396,803	20,230,823

	(3,282,445)	(5,334,672)	(20,259,747)

Interest and other income	263	2,193	52,210

Gain on bankruptcy of subsidiary (note 12)	-	2,746,944	-

Gain on settlement of obligations (note 12)	457,599	808,774	66,382

Foreign exchange gain (loss)	2,189	(74,900)	269,924

Net loss for the year	(2,822,394)	(1,851,661)	(19,871,231)

Loss attributed to Limited Partnership (note 9)	372,410	1,237,590	-

Net loss for the year attributed to common shareholders	(2,449,984)	(614,071)	(19,871,231)

Deficit - Beginning of year	(37,726,075)	(37,112,004)	(17,240,773)

Deficit - End of year	(40,176,059)	(37,726,075)	(37,112,004)

Basic and fully diluted net loss per share	0.03	0.01	0.60

Weighted average number of common shares	89,448,942	59,479,315	33,187,579
The accompanying notes are an integral part of these consolidated financial statements

PhotoChannel Networks Inc.
Consolidated Statements of Cash Flows
For the years ended September 30, 2003, 2002 and 2001
(expressed in Canadian dollars)
	2003 $	2002 $	2001 $

Cash flows from operating activities
Net loss for the year	(2,449,984)	(614,071)	(19,871,231)
Items not affecting cash
Amortization	280,778	890,387	2,428,873
Loss attributed to Limited Partnership	(372,410)	(1,237,590)	-
Impairment writedown	-	-	4,806,390
Loss on sale of property, plant and equipment	44,209	386	53,144
Issuance of options and warrants for goods and services received	295,181	198,968	206,000

	(2,202,226)	(761,920)	(12,376,824)
Net change in non-cash working capital items (note 10)	(1,641,288)	(2,368,078)	5,270,733

	(3,843,514)	(3,129,998)	(7,106,091)

Cash flows from investing activities
Purchase of property, plant and equipment	(264,123)	(1,882)	(1,186,256)
Sale (purchase) of short-term deposits	15,000	(4,813)	743,986
Proceeds from sale of property, plant and equipment	109,562	12,411	631,750

	(139,561)	5,716	189,480

Cash flows from financing activities
Repayment on capital lease	-	(453,658)	(156,876)
Issuance of common shares and warrants	3,026,725	854,200	-
Increase in cash held in trust	(345,000)	-	-
Issuance of common shares on exercise of warrants and options	1,854,910	100,000	873,588
(Repayment) issue of demand loan	-	(467,986)	467,986
Repayment of loans receivable	105,264	-	-
Issuance of limited partnership units	360,000	1,250,000	-
Issuance of special warrants	-	1,921,295	508,873

	5,001,899	3,203,851	1,693,571

Increase (decrease) in cash and cash equivalents	1,018,824	79,569	(5,223,040)

Cash and cash equivalents - Beginning of year	85,586	6,017	5,229,057

Cash and cash equivalents - End of year	1,104,410	85,586	6,017

Supplementary information
Interest paid	113,719	129,188	110,125
Interest received	263	2,193	52,210

Non-cash activities consist of
Shares issued on conversion of special warrants	-	1,575,176	6,979,397
Warrants issued on conversion of special warrants	-	1,082,462	2,049,405
Settlement of debt	-	227,470	-
Expiry of warrants	690,129	189,000	2,770,780
Issuance of common shares on exercise of warrants	749,091	43,489	-
The accompanying notes are an integral part of these consolidated financial statements.

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
For the years ended September 30, 2003, 2002 and 2001
(expressed in Canadian dollars)

1. Nature of operations and going concern

PhotoChannel Networks Inc. (the company) was incorporated on December 1, 1995 and commenced active business operations on January 1, 1996. During the year ended September 30, 1999, the company changed its name from InMedia Presentations Inc. to PhotoChannel Networks Inc.

Historically, the company was engaged in the business of developing and marketing packaged multimedia presentation software products. In July 1999, the company launched its website. On October 2, 2000, the company launched a second version of the website which included an e-Processing service in the United States. This e-Processing service, operated by the company's U.S. operating subsidiary, PhotoChannel, Inc., provided film processing, scanning, storage and printing of digital images directly to U.S. consumers. This service did not prove viable, and PhotoChannel, Inc. was unable to continue as an operating entity. On November 1, 2001, PhotoChannel, Inc., filed under Chapter 7 of the United States Bankruptcy Code with the United States Bankruptcy Court, District of Connecticut (the accounting impact of this filing is set out in note 12).

On March 16, 2001, the company was restructured under new management. Under the restructuring plan, new management refocused and repositioned the company to be a business to business solution rather than a business to consumer model, which had been offered by PhotoChannel, Inc. The company implemented significant cost reduction measures such as: elimination of staff, relocation of premises, significant reductions in travel and marketing expenses, and the elimination of an investor relations program. The company's technology was refocused and further developed to provide e-commerce and Internet infrastructure solutions to photo-finishing retailers. The PhotoChannel Network now electronically connects the photo-finishing retailer and its customers through the Internet and provides digital image delivery, hosting, storage and financial reporting for the photo-finishing retailer.

At September 30, 2003, the company has an accumulated deficit of $40,176,059 (2002 - $37,726,075) and has incurred significant losses in each of its last six fiscal years. During the year ended September 30, 2003, the company used cash of approximately $3,844,000 (2002 - $3,130,000) to fund operations while obtaining approximately $5,002,000 (2002 - $3,204,000) from financing activities. The company has and will continue to have capital requirements in excess of its currently available resources. The company is dependent upon the proceeds of future financings to further finance the development and implementation of its business objectives. These consolidated financial statements have been prepared on a going concern basis. The company's ability to continue its operations is dependent upon the continued support of its shareholders, obtaining additional financing and generating revenues sufficient to cover its operating costs in an industry characterized by rapid technological change. There is no assurance that the company will be successful in achieving any or all of these objectives over the coming year and, accordingly, there exists substantial doubt that the company will be able to continue as a going concern.

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
For the years ended September 30, 2003, 2002 and 2001
(expressed in Canadian dollars)

Management is implementing a plan to address these issues and to enable the company to continue as a going concern through the end of fiscal year 2004 and beyond. This plan includes obtaining debt or equity financing in amounts sufficient to sustain operations, expanding the company's customer base, and the subsequent realization of sufficient revenues produced by this network. However, there is only a limited operating history with the existing business model, and there is no assurance that the necessary financing can be obtained or on what terms it may be obtained. The accompanying financial statements do not include any adjustments, which may be material, to reflect the possible future effects on the recoverability and classification of assets or the amount and classification of liabilities that may result from the outcome of this uncertainty.

2. Significant accounting policies

Basis of consolidation

These consolidated financial statements are prepared in accordance with generally accepted accounting principles (GAAP) in Canada and, except as explained and quantified in note 19, comply in all material measurement respects with GAAP in the United States of America. These consolidated financial statements include the accounts of the company and each of its wholly owned or controlled subsidiaries, PhotoChannel Capital Inc. and PhotoChannel Management Inc. Management has determined that the company controls the PhotoChannel LP. Therefore the accounts of PhotoChannel Networks Limited Partnership (the PhotoChannel LP) are being consolidated in view of the existence of the company's option to acquire the PhotoChannel LP units from the limited partners and certain common ownership and management of the company and the PhotoChannel LP (note 9). All material intercompany balances and transactions are eliminated upon consolidation.

Research and development

Research costs are expensed in the period incurred. Where, in the opinion of management, the deferral criteria established under GAAP are satisfied in all material respects, development costs are capitalized and amortized over the estimated life of the related products. Otherwise, development costs are charged as an expense in the period incurred. To date, no development costs have been deferred.

Property, plant and equipment

Property, plant and equipment are recorded at cost less accumulated amortization. Amortization of property, plant and equipment and assets capitalized under capital leases is charged over the estimated useful lives of the assets at the following annual rates:

Computer equipment	30% straight line
Furniture and office equipment	20% straight line
Software	33% - 100% straight line
Leasehold improvements	life of the lease

The company tests the carrying value of long-lived assets for recoverability whenever events or changes in circumstances indicate that the carrying value may not be recoverable from future undiscounted cash flows. An impairment loss equal to the difference is recognized in the period in which the determination is made.

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
For the years ended September 30, 2003, 2002 and 2001
(expressed in Canadian dollars)

Revenue recognition

Revenue is recognized when all of the following criteria have been met: persuasive evidence of an arrangement exists; the services have been provided; the price is fixed or determinable; customer acceptance has been received or implied; and the collection of sales proceeds is reasonably assured.

During fiscal years 2003 and 2002, the company earned commission and membership revenue from the provision of the PhotoChannel Network to electronically connect photo-finishing retailers to their customers, through the Internet. Revenue received in advance from installation services for the set-up of a customer website is recorded as deferred revenue and is recognized into income over the estimated term of the customer relationship period. Revenue from monthly membership fees from photo-finishing retailers for the connection to the PhotoChannel Network is earned and recognized monthly as the connection is provided. Revenue from commissions earned on transactions processed by the photo-finishing retailers, utilizing the PhotoChannel Network, is recognized at the time the digital image processing services are provided to the end customer.

During the fiscal year ended September 30, 2001, the company through its U.S. subsidiary, PhotoChannel, Inc., earned revenue from the direct provision of e-processing services providing film processing, scanning, storage and printing of digital images directly to U.S. consumers. These revenues were recognized upon the collection of proceeds, at the time the digital image was made available to the customer.

Cost of sales

Cost of sales consists of charges which are directly related to the company's generation of revenue. Amortization of equipment and salary costs, which would have to be arbitrarily applied have not been included.

During fiscal 2003 and 2002, the company's cost of sales consisted of the telecommunication costs incurred to deliver digital images to the photo-finishing retailer for processing and the installation cost of the lab server connecting to the photofinishing retailer's on-site digital minilab. Fiscal 2002, also included discounts and rebates given to the photo-finishing retailer as an incentive to join the network.

During fiscal 2001, such costs included telecommunications costs, along with the costs of processing the digital images, as the company's U.S. subsidiary, PhotoChannel, Inc. provided film processing for U.S. end customers.

Share issue costs

Direct costs associated with an issue of capital stock or special warrants are deducted from the related proceeds at the time of the issue.

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
For the years ended September 30, 2003, 2002 and 2001
(expressed in Canadian dollars)

Stock-based compensation plan

Effective October 1, 2002, the company adopted Canadian Institute of Chartered Accountants (CICA) Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments". The new recommendations are to be applied prospectively to all stock-based payments to employees and non-employees granted on or after October 1, 2002.

No compensation expense is recorded for the company's employee stock-based compensation. Consideration paid by employees on the exercise of stock options is recorded as capital stock. A description of the company's stock-based compensation plan and the pro forma effect on the accounting for stock options granted to employees under the fair value method are disclosed in note 8(b).

Stock-based compensation to third parties is recognized and recorded in the accounts of the company at its fair market value determined by the Black-Scholes option-pricing model.

Financial instruments

Financial instruments are classified in accordance with the substance of the contractual arrangement. Financial liabilities, which are defined as any contractual obligation to deliver cash or another financial asset to another party, are classified as liabilities. Where a financial instrument contains both a debt and equity component, the instruments are presented at their component fair values at the time they were originally issued.

Net loss per share

Basic net earnings (loss) per share is computed using the weighted average number of common shares outstanding during the year. The treasury stock method is used for the calculation of diluted net earnings (loss) per share. Under the treasury stock method, the weighted average number of common shares outstanding for the calculation of diluted net earnings (loss) per share assumes that the proceeds to be received on the exercise of dilutive stock options and warrants are applied to repurchase common shares at the average market price for the period. Stock options and warrants are dilutive when the average market price of the common shares during the period exceeds the exercise price of the options and warrants.

Foreign currency translation

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the exchange rate prevailing at the balance sheet date. Revenue and expenses denominated in foreign currencies are translated at the exchange rate prevailing at the transaction date. Exchange differences are included in income as they arise.

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
For the years ended September 30, 2003, 2002 and 2001
(expressed in Canadian dollars)

Use of estimates and measurement uncertainty

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and other reported amounts in the consolidated financial statements and the related notes. Significant estimates and assumptions are necessary in the determination of the recoverable amounts for property, plant and equipment and in the determination of the value ascribed to the components of stock-based transactions. Actual results may differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents consist of cash on deposit and highly liquid short-term interest bearing securities with maturities at the date of purchase of three months or less.

Income taxes

The company uses the liability method of accounting for income taxes. Under the liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax balances. Future tax assets and liabilities are measured using enacted or substantially enacted tax rates expected to apply to the taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment. A valuation allowance is recognized to the extent the recoverability of future income tax assets is not considered more likely than not.

3. Short-term deposits

Short-term deposits consisted of term deposits with Canadian chartered banks with maturities, at the date of initial deposit, of one year. These term deposits were redeemed, at maturity, for their face value plus accrued interest and, therefore, the carrying value approximated their fair value.

4. Accounts receivable
	2003 $	2002 $

Trade receivables	96,750	40,012
GST receivable	-	77,653
Other	-	20

	96,750	117,685

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
For the years ended September 30, 2003, 2002 and 2001
(expressed in Canadian dollars)

5. Prepaid expenses

	2003 $	2002 $

Prepaid consulting	-	17,900
Prepaid rent, insurance and miscellaneous expenses	19,364	17,067

	19,364	34,967

6. Property, plant and equipment
			2003

	Cost $	Accumulated amortization $	Net $

Computer equipment	2,506,915	2,224,685	282,230
Furniture and office equipment	152,428	152,428	-
Software	208,398	208,398	-
Leasehold improvements	59,910	56,567	3,343

	2,927,651	2,642,078	285,573

			2002

	Cost $	Accumulated amortization $	Net $

Computer equipment	2,852,597	2,411,443	441,154
Furniture and office equipment	152,428	138,774	13,654
Software	204,101	204,101	-
Leasehold improvements	56,459	55,268	1,191

	3,265,585	2,809,586	455,999

Amortization of property, plant and equipment for 2003 was $280,778 (2002 - $890,387; 2001 - $2,428,873).

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
For the years ended September 30, 2003, 2002 and 2001
(expressed in Canadian dollars)

7. Accounts payable and accrued liabilities
	2003 $	2002 $

Trade payables	427,972	1,135,459
Trade accruals	245,003	435,109
Accrued payroll taxes	318,980	478,899
Due to employees and consultants	50,844	531,994
Due to former employees (note 17(b))	74,448	-

	1,117,247	2,581,461

In early 2001, the company was significantly in arrears with respect to remittances to Canadian taxation authorities. At September 30, 2003, there was an outstanding balance of $161,350 (2002 - $360,489) with respect to payroll withholdings. Subsequent to September 30, 2003, the company settled the outstanding balance in full.

8. Capital stock, stock options, special warrants, warrants and loans receivable

a) Capital stock

Common shares

Authorized

500,000,000 (2002 - 500,000,000; 2001 - 500,000,000) common shares without par value

Issued

127,313,538 (2002 - 77,894,968; 2001 - 41,776,587) common shares without par value

Preferred shares

Authorized

10,000,000 (2002 - 10,000,000; 2001 - 10,000,000) preferred shares without par value

Issued

nil (2002 - nil; 2001 - nil) preferred shares without par value

The shareholders of the company approved increasing the authorized capital of the company and creating 10,000,000 preferred shares without par value by way of a special resolution at an extraordinary general meeting on January 26, 2001.

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
For the years ended September 30, 2003, 2002 and 2001
(expressed in Canadian dollars)

All common stock, stock options and warrant transactions are reflected on the statement of shareholders' equity (deficiency). Details of the material transactions are as follows:

i) Pursuant to a non-brokered private placement during the year ended September 30, 2003, the company issued 5,669,470 units for net proceeds of $566,947. Each unit consisted of one common share and one common share purchase warrant. Each common share purchase warrant entitles the holder to purchase one additional common share of the company at a price of $0.10 per share for a period of one year from the date of closing. The net proceeds of $566,947 were allocated: $406,414 to the common shares issued and $160,533 to the common share purchase warrants. The value allocated to the common share purchase warrants was determined using the Black-Scholes option-pricing model using the following weighted average assumptions: dividend yield of $nil; expected volatility of 100%; risk-free interest rate of 4%; and expected life of one year. The common share purchase warrants expire on January 29, 2004. During the year ended September 30, 2003, none of the common share purchase warrants were exercised.

ii) Pursuant to a non-brokered private placement during the year ended September 30, 2003, the company issued 25,200,000 common shares at $0.10 per share. Net proceeds of $2,425,414 (net of cash issuance costs of $60,222 and share purchase warrants with a value of $34,364 (note 8(d)(i)) were recorded as common shares. The common shares issued are subject to a hold period ending February 4, 2004.

iii) Pursuant to a non-brokered private placement during the year ended September 30, 2002, the company issued 8,542,000 units for net proceeds of $854,200. Each unit consisted of one common share and one common share purchase warrant. Each common share purchase warrant entitled the holder to purchase one additional common share of the company at a price of $0.10 per share for a period of one year from the date of closing. During the year ended September 30, 2003, 8,292,000 of these common share purchase warrants were exercised for net proceeds of $829,200. The remaining 250,000 common share purchase warrants expired unexercised on August 6, 2003.

iv) Pursuant to a non-brokered private placement during the year ended September 30, 2002, the company issued 26,576,381 special warrants for net proceeds of $2,657,638. The special warrants were subsequently converted to 26,576,381 common shares and 24,890,381 common share purchase warrants. Each common share purchase warrant entitled the holder to purchase one additional common share of the company at a price of $0.10 per share for a period of one year from the date of closing. During the year ended September 30, 2002, 1,000,000 of these common share purchase warrants were exercised for net proceeds of $100,000. During the year ended September 30, 2003, 8,257,100 of these common share purchase warrants were exercised for net proceeds of $825,710. The remaining 15,633,281 common share purchase warrants expired unexercised on October 17, 2002.

(v) Pursuant to private offerings and non-brokered portion of a private placement during the year ended September 30, 2000, the company issued 6,945,154 common shares for net proceeds of $5,608,405. As part of these offerings 3,336,154 transferable common share purchase warrants were issued that entitled the holder to convert each common share purchase warrant into one common share at prices between $1.00 and $1.30 per share. During the year ended September 30, 2001, 836,154 of these share purchase warrants were exercised for 836,154 common shares and the remaining 2,500,000 common share purchase warrants expired unexercised on August 9, 2001.

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
For the years ended September 30, 2003, 2002 and 2001
(expressed in Canadian dollars)

b) Stock options

During 1997, the company adopted a stock option plan (the Plan). As at September 30, 2003, the company has reserved 13,600,000 common shares (2002 - 13,600,000; 2001 - 10,444,146) under the Plan. The options, which expire five years after the date granted, are subject to various vesting requirements. Under the original terms of the Plan, the majority of options vest one third on date of grant and one third on each of the first and second anniversaries of the date of grant. However, at an extraordinary general meeting of the company's shareholders held on December 7, 2001, the Plan was amended to include a change in the vesting period, permitting vesting of one-eighteenth of the options granted vesting each month, with the first eighteenth vesting on date of grant.

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
For the years ended September 30, 2003, 2002 and 2001
(expressed in Canadian dollars)

The following table summarizes activity under the company's stock option plan as of September 30, 2001, 2002 and 2003:
Stock options	Number of options	Weighted average exercise price of outstanding options $	Weighted average exercise price of exercisable options $

Outstanding - September 30, 2000 (4,418,106 shares exercisable)	9,843,520	1.46
Granted	9,303,058	0.70
Exercised	(74,667)	0.50
Forfeited	(9,551,722)	1.39

Outstanding - September 30, 2001 (5,050,397 shares exercisable)	9,520,189	0.66	0.83
Granted	6,299,611	0.15
Expired	(15,000)	1.47
Forfeited	(2,465,480)	1.20

Outstanding - September 30, 2002 (7,023,490 shares exercisable)	13,339,320	0.15	0.19
Granted	1,050,000	0.16
Expired	(175,000)	0.15
Forfeited	(1,149,320)	0.15

Outstanding - September 30, 2003 (11,692,818 shares exercisable)	13,065,000	0.17	0.17

The following table summarizes information about stock options outstanding and exercisable at
September 30, 2003:
		Options outstanding		Options exercisable

Exercise price $	Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price $	Number of shares	Weighted average exercise price $

0.15	12,115,000	2.6	0.15	11,492,818	0.15
0.17	750,000	5.0	0.17	-	0.17
US1.00	200,000	1.8	US1.00	200,000	US1.00

0.15 - US1.00	13,065,000	2.8	0.17	11,692,818	0.17

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
For the years ended September 30, 2003, 2002 and 2001
(expressed in Canadian dollars)

During the year ended September 30, 2003, the company expensed $97,181 (2002 - $73,343; 2001 - $44,000) in stock-based compensation related to services provided by consultants who were granted 750,000 stock options (2002 - 1,033,000; 2001 - 50,340), all with a vesting period of eighteen months.

Stock-based compensation expense arising from grants of options to non-employees is estimated using the Black-Scholes option-pricing model assuming no dividend yield and the following weighted average assumptions for options granted:
	2003	2002	2001

Expected volatility	100%	100%	100%
Risk-free interest rate	4%	4%	4%
Expected life (in years)	5	5	5

During the year ended September 30, 2002, the exercise price of 1,889,709 options originally granted between 1998 and 2000 was reduced from a range of $1.57 to $0.50 per option to $0.15 per option. During the year ended September 30, 2001, 1,649,000 options originally granted in 1998 and 1999 with an exercise price of $1.91 per share were cancelled and replaced by options with an exercise price of US$1.00 per share.

Under the company's current accounting policy, the company has not recognized any compensation expense for stock options issued to employees during the year. Had the company determined the expense of granting stock option to employees during the year, based on the fair value method, the pro forma loss and pro forma basic and diluted loss per share for the year would not have changed, as no options granted in the period had vested. The fair value of each stock option is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions: dividend yield of $nil; expected volatility of 100%; risk-free interest rate of 4%; and expected life of five years.

c) Special warrants

i) On October 17, 2001, the company received conditional approval from the regulatory authorities for an offering of 26,576,381 special warrants at a price of $0.10 per special warrant. Each special warrant, other than certain special warrants to be issued to insiders, was exercisable into one unit consisting of one common share and one common share purchase warrant. 1,686,000 of the special warrants were issued to insiders who were not entitled to the common share purchase warrant. Each common share purchase warrant entitled the holder to acquire one additional common share for $0.10 per share. The common share purchase warrants expired one year after issuance. During the year ended September 30, 2002, 26,576,381 special warrants were exercised, and accordingly, 26,576,381 common shares and 24,890,391 common share purchase warrants were issued.

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
For the years ended September 30, 2003, 2002 and 2001
(expressed in Canadian dollars)

ii) On May 1, 2000, the company entered into a private placement for gross proceeds of $15,000,000 on a partly brokered partly non-brokered basis. During the year ended September 30, 2001, 10,000,000 special warrants related to this transaction were converted to 11,000,000 common shares and 5,500,000 common share purchase warrants for no additional compensation. The common share purchase warrants expired unexercised on August 9, 2001.

The agent for the company in soliciting offers to purchase the special warrants was paid a cash commission equal to 7.5% of the gross proceeds raised from the sale of the special warrants and was provided agent compensation warrants. The agent compensation warrants expired unexercised during 2001.

The non-brokered portion consisted of 5,000,000 units at a price of $1.00 per unit for gross proceeds of $5,000,000. Each unit consisted of one common share and one-half of a common share purchase warrant. During the year ended September 30, 2001, the 2,500,000 common share purchase warrants related to the non-brokered portion of this transaction expired unexercised.

d) Warrants

i) During the year ended September 30, 2003, the company retained First Associates Investments Inc. (First Associates) to assist in raising funds for the company. On September 16, 2003 and pursuant to the private placement of 25,200,000 common shares of the company, the TSX Venture Exchange, First Associates and the company agreed to the issuance of 500,000 common share purchase warrants, with immediate vesting, for services provided. The common share purchase warrants are exercisable on or before December 20, 2004, at a price of $0.14. The common share purchase warrants were assigned a value of $34,364, which has been included as a share issue cost and recorded in equity. The value was determined using the Black-Scholes option-pricing model using the following weighted average assumptions: dividend yield of $nil; expected volatility of 100%; risk-free interest rate of 4%; and expected life of 1.25 years. During the year ended September 30, 2003, none of these common share purchase warrants were exercised.

ii) During the year ended September 30, 2002, the company retained TELUS Communications Inc. (TELUS) to provide consulting services to the company, under an agreement dated June 4, 2002. As consideration under the agreement, the company had agreed to issue TELUS up to 7,600,000 common share purchase warrants, which were to be provided as earned during and under the terms of the agreement. On February 27, 2003, the TSX Venture Exchange, TELUS and the company agreed to the issuance of 2,100,000 common share purchase warrants, with immediate vesting, in lieu of fees of $105,000 for services provided to January 4, 2003. The common share purchase warrants were issued on February 27, 2003 and are exercisable on or before February 27, 2005, at a price of $0.10. These common share purchase warrants were assigned the value of $105,000, which has been included as a general and administrative expense and recorded in equity. As at September 30, 2003, the company has accrued $75,000 under this agreement, which subject to TSX Venture Exchange approval, provides for the potential issuance of 1,500,000 common share purchase warrants, at a price of $0.10. During the year ended September 30, 2003, none of these common share purchase warrants were exercised.

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
For the years ended September 30, 2003, 2002 and 2001
(expressed in Canadian dollars)

iii) During the year ended September 30, 2002, the company retained NBJ Enterprises Ltd., dba Skana Photo-Lab Products (Skana), to act as a distributor for the company's products in Canada, under an agreement dated February 1, 2002. Amongst other consideration under the agreement, the company had agreed to issue Skana up to 2,000,000 common share purchase warrants, which were to be provided as earned during and under the terms of the agreement. On January 22, 2003, the TSX Venture Exchange, Skana and the company agreed to the issuance of 2,000,000 common share purchase warrants, with immediate vesting, for services provided. The common share purchase warrants were issued on January 22, 2003 and are exercisable on or before January 22, 2005, at a price of $0.10. The common share purchase warrants were assigned a value of $93,000, which has been included as a sales and marketing expense and recorded in equity. The value was determined using the Black-Scholes option-pricing model using the following weighted average assumptions: dividend yield of $nil; expected volatility of 100%; risk-free interest rate of 4%; and expected life of two years. During the year ended September 30, 2003, none of these common share purchase warrants were exercised.

iv) During the year ended September 30, 2002, the company retained Discovery Capital Corporation (Discovery) to provide financial advisory services to the company, under an agreement dated February 19, 2002. As consideration under the Agreement, the company issued 5,000,000 common share purchase warrants to Discovery. On July 26, 2002, the TSX Venture Exchange, Discovery and the company agreed to the issuance of 4,325,000 common share purchase warrants, with immediate vesting, as full consideration under the agreement. The common share purchase warrants were issued on July 26, 2002 and are exercisable on or before July 26, 2004, at a price of $0.10. Also during fiscal 2002, the company issued Discovery a finder's fee of 700,000 common share purchase warrants (Finder's Warrants), on the private placement of units of the PhotoChannel Networks Limited Partnership. The Finder's Warrants are exercisable on or before July 26, 2004, at a price of $0.10. The common share purchase warrants were assigned a value of $125,625, which has been included as an expense and recorded in equity. The value was determined using the Black-Scholes option-pricing model using the following weighted average assumptions: dividend yield of $nil; expected volatility of 100%; risk-free interest rate of 4%; and expected life of two years. During the year ended September 30, 2003, the company issued 2,000,000 common shares of the company for proceeds of $200,000 upon exercise of some of the common share purchase warrants.

v) During the year ended September 30, 2000, as consideration for financial advisory services provided, the company issued 1,000,000 common share purchase warrants. The value of warrants was being recognized into income as the services were provided, resulting in compensation expense of $162,000 in 2001. During September 30, 2002, the 1,000,000 common share purchase warrants were cancelled, upon the company giving notice to terminate the contract, and the outstanding value attributed to the cancelled common share purchase warrants and deferred compensation expense was transferred to contributed surplus.

vi) On May 11, 2000, the company granted a common share purchase warrant, exercisable for a period of five years, to purchase up to 1,000,000 common shares of the company at a price of US$1.75 per share.

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
For the years ended September 30, 2003, 2002 and 2001
(expressed in Canadian dollars)

The common share purchase warrant was assigned a value of $1,700,000, which was recorded in equity. The value of the common share purchase warrant was determined using the Black-Scholes option-pricing model using the following assumptions: expected dividend yield of $nil; an expected volatility of 146%; risk free interest rate of 6.17%; and expected life of five years. At September 30, 2003, this share purchase warrant remains outstanding.

e) Loans receivable

During the year ended September 30, 2002, the company made loans to employees, which were secured by common shares of the company. As at September 30, 2003, loans totalling $122,206 (2002 - $227,470) were outstanding and have been recorded as a charge to shareholders' equity. The loans are non-interest bearing and are repayable on demand. The common shares held as security have a market value at September 30, 2003 of $293,294.

9. Limited Partnership equity

On February 14, 2002, the PhotoChannel LP was formed under a Limited Partnership Agreement to carry on the sales, marketing and deployment of the PhotoChannel Network in specified market segments. The partnership initially sold 1,250 Limited Partnership units in June 2002, at a price of $1,000 per unit, raising $1,250,000. In December 2002 and September 2003, the partnership sold an additional 115 units and 245 units, respectively, at a price of $1,000 per unit, raising $360,000. The company has granted to the PhotoChannel LP a software license to commercially exploit the PhotoChannel Network in Canada. Pursuant to an operating agreement, the company will receive payments for services provided to the PhotoChannel LP from a software license agreement and management and operating services agreements (representing software rights, management, personnel and facilities and equipment that the company has agreed to provide to the PhotoChannel LP), which will enable the company to continue its development, deployment and exploitation of its digital imaging network software in other market segments.

It is a condition of the PhotoChannel LP agreement that each limited partner enter into an agreement with the company, pursuant to which the company has the option to acquire all the Limited Partnership units from the limited partners, at any time on or before June 30, 2004. Each of the Limited Partnership units sold in June and December 2002 may be exchanged for 10,000 units of the company, each unit being comprised of one common share and one common share purchase warrant. Each common share purchase warrant entitles the holder to purchase one additional common share of the company, at a price of $0.10 per share, at any time on or before the earlier of two years from the date of issue of the Limited Partnership units and June 30, 2004. Each Limited Partnership unit sold in September 2003 may be exchanged for 10,000 common shares of the company.

In view of the existence of the company's option to acquire the Limited Partnership units from the limited partners, certain common ownership and management of the company and the Limited Partnership and that the company controls the PhotoChannel LP, the partnership equity is presented within shareholders' equity of the company and, the accounts of the partnership have been consolidated with those of the company.

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
For the years ended September 30, 2003, 2002 and 2001
(expressed in Canadian dollars)

The company has also entered into a Support Agreement, pursuant to which the company has agreed to provide loan financing to the Limited Partnership, to incur operational and capital costs, once substantially all equity generated from the Limited Partnership units is utilized. Losses incurred by the Limited Partnership in 2002 and 2003 are allocated first to the Limited Partnership units to the extent of their equity investment and thereafter to the company. In 2002, the company previously attributed all losses to the company. Accordingly, the loss for 2002 has been restated for comparative purposes to allocate losses to the Limited Partnership units to the extent of the equity.

This restatement has the effect of reducing the deficit attributable to the company's common shareholders from $38,963,665 to $37,726,075, the net loss attributed to common shareholders from $1,851,661 to $614,071 and the basic and fully diluted net loss per share from $0.03 to $0.01.

If the company were to exercise its option to acquire the Limited Partnership units prior to June 30, 2004, the result would be the issuance of 16,100,000 common shares and 13,650,000 common share purchase warrants of the company.

10. Net change in non-cash working capital items
	2003 $	2002 $	2001 $

Accounts receivable	20,935	(29,681)	507,583
Inventory	-	-	40,822
Prepaid expenses	15,603	(8,200)	978,329
Accounts payable and accrued liabilities	(1,464,214)	(2,603,809)	3,743,999
Deferred revenue	60,000	-	-
Due to related parties	(273,612)	273,612	-

	(1,641,288)	(2,368,078)	5,270,733

11. Revenue

The following is a breakdown of the revenue for the years ended September 30, 2003, 2002 and 2001:
	2003 $	2002 $	2001 $

Installation fees	86,914	57,387	-
Membership fees	73,120	104,410	29,308
Commission fees	90,054	3,588	-
Other	5,485	8,415	-
Multi-Media	-	-	20,046
Photofinishing	-	-	41,758

	255,573	173,800	91,112

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
For the years ended September 30, 2003, 2002 and 2001
(expressed in Canadian dollars)

12. Expense details

	2003 $	2002 $	2001 $

General and administration
Salaries and consulting	1,051,891	2,145,564	4,992,072
Accounting and legal	106,498	337,569	928,702
Investor relations	29,900	16,000	278,257
Office and miscellaneous	203,024	502,308	2,010,123
Share of previous partnership losses	-	-	347,326
Rent	92,927	106,661	721,543
Loss on sale of property plant and equipment	44,209	386	53,144

	1,528,449	3,108,488	9,331,167

Sales and marketing
Salaries and consulting	678,876	602,432	368,911
Printing, advertising and promotion	1,574	1,372	1,729,012
Miscellaneous	54,342	50,452	44,717

	734,792	654,256	2,142,640

Research and development
Salaries and consulting	766,890	611,223	1,176,626
Website planning	-	-	205,986
Miscellaneous	22,299	3,261	29,016

	789,189	614,484	1,411,628

Gain on settlement of obligations

During the year ended September 30, 2003, a gain on settlement of obligations of $457,599 (2002 - $808,774; 2001 - 66,382) was recognized as a result of debt settlements with various trade creditors and past employees of the company.

Gain on bankruptcy of subsidiary

On November 1, 2001, PhotoChannel, Inc., the company's U.S. operating subsidiary, filed under Chapter 7 of the United States Bankruptcy Code with the United States Bankruptcy Court, District of Connecticut. PhotoChannel, Inc.'s principal operations related to the provision of film processing, scanning, storage and printing of digital images directly to U.S. consumers. The provision of this service did not prove viable, and PhotoChannel, Inc. was unable to continue as an operating entity. An expense recovery for the year ended September 30, 2002 of $2,746,944 resulted from the bankruptcy of PhotoChannel, Inc.

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
For the years ended September 30, 2003, 2002 and 2001
(expressed in Canadian dollars)

13. Income taxes

The company is subject to Canadian federal and provincial taxes.

The company has non-capital losses for Canadian income tax purposes of approximately $18,415,461, which are available for carry forward to reduce future years' taxable income. These income tax losses expire as follows:

$

Year ending September 30
2004	3,520,400
2005	2,720,600
2006	2,064,600
2007	5,390,900
2008	2,629,755
2009	-
2010	2,119,206

18,445,461

The tax effect of temporary differences that give rise to significant portions of future income tax assets and future income tax liabilities are as follows:
	2003 $	2002 $	2001 $

Net operating loss carry-forwards	6,455,911	5,883,656	9,807,144
Property, plant and equipment	1,803,587	1,705,314	2,788,231
Share issue costs	72,840	69,533	92,711

	8,332,338	7,658,503	12,688,086
Valuation allowance	(8,332,338)	(7,658,503)	(12,688,086)

Net future income tax assets	-	-	-

Management believes there is sufficient uncertainty regarding the realization of future income tax assets such that a full valuation allowance is appropriate.

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
For the years ended September 30, 2003, 2002 and 2001
(expressed in Canadian dollars)

The income tax recovery for the year ended September 30, 2003 differs from the amount obtained by applying the applicable statutory income tax rates to loss before income taxes as follows:
	2003	2002	2001

Combined statutory income tax rate	38%	42%	45%

	$	$	$

Income tax recovery based on combined statutory rate	930,994	257,910	8,942,054
Effect of U.S. subsidiary Chapter 7 bankruptcy (note 12)	-	(5,229,535)	-
Expiration of tax losses	(169,467)	-	-
Effect of change in expected tax rates	(73,500)	(42,985)	(3,635,168)
Non-deductible expenses and other differences	(14,193)	(14,972)	(64,800)
Change in valuation allowance	(673,834)	5,029,582	(5,242,086)

	-	-	-

14. Related party transactions

During the year ended September 30, 2003, the company incurred consulting fees of approximately $nil (2002 - $180,833; 2001 - $111,042) to a company owned by a director and officer. The fees are recorded in general and administration expense.

As at September 30, 2003, there is $nil (2002 - $273,612) due for consulting fees owed to officers and employees of the company.

15. Segmented information

During the years ended September 30, 2003 and 2002, the company obtained all of its revenue from the provision of the PhotoChannel Network to photo-finishing retailers. During the year ended September 30, 2001, the company obtained revenues from its e-processing operations, through the provision of film processing, scanning, storage and printing of digital images directly to U.S. consumers, and the sale of its packaged multimedia presentation software. During all of the above periods, losses were attributable to the related segments. At September 30, 2003, the company recorded sales of $145,559 and $110,014 from the Canadian and United States marketplaces, respectively, and its property, plant and equipment were located in Canada. At September 30, 2002 and 2001, all of the company's sales were from the U.S. market and its property, plant and equipment were located in Canada.

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
For the years ended September 30, 2003, 2002 and 2001
(expressed in Canadian dollars)

Major customers, representing 10% or more of sales in the year ended September 30, 2003, include: Customer A - $39,682; Customer B - $36,444; Customer C - $28,905; Customer D - $27,400. During the years ended September 30, 2002 and 2001, no individual customers made up more than 10% of sales.

16. Financial instruments

a) Fair values

The fair values of cash and cash equivalents, cash held in trust, short-term deposits, accounts receivable, accounts payable and accrued liabilities, due to related parties and loans receivable approximate their carrying amounts due to the near-term maturity of these instruments.

b) Credit risk

Financial instruments that potentially subject the company to significant concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. The company limits its exposure to credit risk by placing its cash and cash equivalents and short-term investments with high credit quality financial institutions and corporations. The company does not have a significant exposure to any individual customer or counter party. The company provides its services on credit in the normal course of conducting its business.

c) Foreign exchange risk

The company is subject to foreign exchange risk for sales and purchases denominated in foreign currencies. Foreign currency risk arises from the fluctuation of foreign exchange rates and the degree of volatility of these rates relative to the Canadian dollar. The company does not actively manage this risk.

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
For the years ended September 30, 2003, 2002 and 2001
(expressed in Canadian dollars)

17. Commitments and contingencies

Commitments

The company has entered into agreements to lease premises and services for periods to 2008. The annual rent for premises includes minimum rent plus realty taxes and operating expenses. Minimum payments for each of the next five years are as follows:

$

2004	352,697
2005	479,202
2006	479,202
2007	466,191
2008	300,852

2,078,144

Contingencies

Other than as set out below, as of January 9, 2004, there were no legal proceedings material to the company to which the company or its subsidiaries are a party or to which their property is subject, nor to the best of the knowledge of management, are any such legal proceedings contemplated. Other than the amounts described in note 17(b), no accrual has been made in relation to any of the matters described.

a) On February 24, 1999, Thomas Jackson, a former President and Chief Executive Officer of the company, commenced proceedings against the company in the Supreme Court of British Columbia. Mr. Jackson has claimed damages for unpaid services not exceeding $150,000. Management is of the view that the claim is without merit and is vigorously defending these proceedings. There have been no further proceedings in this matter since the company filed its statement of defence on August 3, 1999.

b) On January 13, 2000, Arthur Tesser, the former Chief Operating Officer of PhotoChannel, Inc., commenced arbitration proceedings against PhotoChannel, Inc. for US$317,000. Mr. Tesser claimed being owed a severance under an employment contract dated July 26, 2000. Under the terms of the settlement agreement on August 15, 2003 between the company and Mr. Tesser, the company was to pay Mr. Tesser US$105,000 by way of instalments. At September 30, 2003, the company had five instalments remaining as follows: US$15,000 on or before October 15, 2003; and US$10,000 each, payable on or before each of November 15, 2003, December 15, 2003, January 15, 2004 and February 15, 2004 (note 20).

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
For the years ended September 30, 2003, 2002 and 2001
(expressed in Canadian dollars)

c) On March 3, 1999, the company received a letter from DATT Japan indicating that they had proceeded with legal action in the Japanese courts and asking for an order for payment. On September 10, 2001, the company's legal representative received a telephone call from an individual claiming that he represented DATT Japan and indicating that his client had received a judgment from a Japanese court against the company for approximately $99,000. The company intends to defend itself against the enforcement of this judgment; however, there have been no further proceedings or correspondence since the September 10, 2001 telephone call.

d) On November 5, 2001, Donald Sutherland of P.O. Box 345, Staten Island, New York, New York, commenced an action in the Supreme Court of British Columbia, claiming $132,771 plus interest, for the provision of text, photographs and services. The company is disputing the claim.

18. Recent Canadian accounting pronouncements

a) Impairment of long-lived assets

In 2002, the CICA issued Handbook Section 3063, "Impairment of Long-Lived Assets", which is effective for the company's fiscal year commencing October 1, 2003. Under this section, an impairment loss is measured as the difference between the carrying value of an asset and its fair value. The company does not expect the adoption of this section to have significant impact on its financial results.

b) Hedging relationships

In June 2003, the CICA In June 2003, the CICA revised Accounting Guideline 13, "Hedging Relationships", which is effective for fiscal years beginning on and after July 1, 2003. The guideline addresses the identification, designation, documentation and effectiveness of hedging relationships, for the purpose of applying hedge accounting. The guideline establishes certain conditions for applying hedge accounting and also deals with the discontinuance of hedge accounting. The company does not expect the adoption of this guideline to have a significant impact on its consolidated financial statements.

c) Consolidation of variable interest entities

In June 2003, the CICA issued Accounting Guideline 15, "Consolidation of Variable Interest Entities", which will be effective for annual and interim periods beginning on or after November 1, 2004. This guideline addresses the application of consolidation principles to entities that are subject to control on a basis other than ownership of voting interests. The company does not expect the adoption of this section to have a significant impact on its consolidated financial statements.

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
For the years ended September 30, 2003, 2002 and 2001
(expressed in Canadian dollars)

d) Generally accepted accounting principles

In July 2003, the CICA issued Handbook Section 1100, "Generally Accepted Accounting Principles. " The section establishes standards for financial reporting in accordance with GAAP, and provides guidance on sources to consult when selecting accounting policies and determining appropriate disclosures when a matter is not dealt with explicitly in the primary sources of GAAP. The company will implement the new section prospectively beginning on October 1, 2003. The company does not expect the adoption of this section to have a significant impact on its consolidated financial statements.

  Reconciliation to accounting principles generally accepted in the United States of America

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP), which differ in certain respects from those principles and practices that the company would have followed had its financial statements been prepared in accordance with accounting principles and practices generally accepted in the United States (U.S. GAAP).

The reconciliation of the loss for the year based on Canadian GAAP to U.S. GAAP is as follows:
	2003 $	2002 $	2001 $

Net loss for the year under Canadian GAAP	2,822,394	1,851,661	19,871,231
Compensation cost (recovery) (i)	136,416	953	(179,006)
Minority interest	(372,410)	(1,237,590)	-

Net loss and comprehensive loss for the year under U.S. GAAP (iii)	2,586,400	615,024	19,692,225

Basic and fully diluted loss per share under U.S. GAAP (iv)	0.03	0.01	0.59

The reconciliation of the balance sheet between Canadian GAAP and U.S. GAAP is as follows:
	2003 $	2002 $	2001 $

Minority interest
Canadian GAAP	-	-	-
U.S. GAAP	-	12,410	-

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
For the years ended September 30, 2003, 2002 and 2001
(expressed in Canadian dollars)

The reconciliation of the statement of shareholders' equity (deficiency) between Canadian GAAP and U.S. GAAP is as follows:

	Capital Stock (i) $	Contributed surplus $	Loan receivable $	Warrants $	LP Units (ii) $	Deferred compen-sation $	Deficit (i) and (ii) $	Total shareholders equity (deficiency) $

Balance - September 30, 2001
Canadian GAAP	24,168,231	5,927,262	-	2,150,000	-	(261,000)	(37,112,004)	(5,127,511)
U.S. GAAP	24,060,071	8,226,322	-	2,150,000	-	(261,000)	(39,302,904)	(5,127,511)

Balance - September 30, 2002
Canadian GAAP	26,390,849	6,189,605	(227,470)	3,214,845	12,410	-	(37,726,075)	(2,145,836)
U.S. GAAP	26,282,689	8,489,618	(227,470)	3,214,845	-	-	(39,917,928)	(2,158,246)

Balance - September 30, 2003
Canadian GAAP	31,826,678	6,976,915	(122,206)	2,168,522	-	-	(40,176,059)	673,850
U.S. GAAP	31,718,518	9,413,344	(122,206)	2,168,522	-	-	(42,504,328)	673,850

i) Stock-based compensation

Under Canadian GAAP, the company does not measure compensation expense in connection with the granting of options to employees. Under U.S. GAAP, the company applies APB Opinion 25, "Accounting for Stock Issued to Employees, " and related interpretations in accounting for stock compensation to employees and directors. Under APB 25, because the exercise price of the company's employee stock options equals the market price of the underlying stock on the date of the grant, no compensation expense is recognized at the time of the initial grant. If the exercise price of a fixed stock option award is subsequently reduced, Financial Accounting Standards Board (FASB) Interpretation No. 44 (FIN 44) requires that the option award be accounted for as variable from the date of the modification to the date the award is exercised, forfeited or expires unexercised. Accordingly, the company records compensation expense or recovery for such modified options calculated as the amount of the change in the intrinsic value of the options from the time of the modification to the date the modified option is exercised, forfeited or expires.

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
For the years ended September 30, 2003, 2002 and 2001
(expressed in Canadian dollars)

Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation" requires the company to provide pro forma information regarding net income and earnings per share as if compensation for the company's stock option plans had been determined in accordance with the fair value based method prescribed in SFAS 123. The company estimates the fair value of each stock option at the grant date or measures compensation for options modified and requiring variable accounting from the date of modification by using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in the year ended September 30, 2003:

	2003	2002	2001

Dividend yield	nil	nil	nil
Expected volatility (private company)	100%	100%	100%
Risk-free interest rate	4%	4%	4%
Expected life (in years)	5	5	5

The weighted average fair value of options granted during 2003 was $0.12 (2002 - $0.07; 2001 - $0.37). The effect of pro forma compensation expense on the company's loss and loss per share is as follows:

	2003 $	2002 $	2001 $

Loss per U.S. GAAP	2,586,400	615,024	19,692,225
Additional compensation expense	203,299	302,165	2,243,708

Pro forma loss	2,789,699	917,189	21,935,933

Pro forma basic and diluted loss per share	0.03	0.02	0.66

ii) Minority interest

Under Canadian GAAP, the company presents the partnership equity within shareholders' equity and separates the net loss attributed to limited partnership from the net loss attributed to the common shareholders (note 9). Under U.S. GAAP the company applies Accounting Research Bulletin No. 51, "Consolidated Financial Statements" (ARB 51) and related interpretations in accounting for the consolidation of the limited partnership. Under ARB 51, the partnership equity is presented as minority interest to the extent of the limited partners' equity investment, net of losses attributed to the limited partners. The loss attributed to the limited partners is shown as minority interest on the statement of loss and deficit.

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
For the years ended September 30, 2003, 2002 and 2001
(expressed in Canadian dollars)

In 2002, the company previously attributed all losses to the company. Accordingly, the loss for 2002 has been restated to allocate losses attributed to the Limited Partnership units to minority interest. Also, the residual limited partnership equity has been restated as minority interest.

The restatement has the effect of increasing minority interest to $12,410, reducing the deficit from $41,155,518 to $39,917,928, and reducing the net loss from $1,852,614 to $615,024 and the basic and fully diluted loss per share from $0.03 to $0.01.

iii) Comprehensive loss

U.S. GAAP requires disclosure of comprehensive income (loss), which is intended to reflect all changes in equity except those resulting from contributions from owners. There are no material adjustments required to present comprehensive income for the purposes of these consolidated financial statements

iv) Net loss per share

Outstanding options and warrants as described in note 8, with the exception of contingently issuable shares, have not been included in the calculation of diluted earnings per share as their effect would be anti-dilutive. As such, the basic and diluted earnings per share calculations do not differ.

v) Cash flow statement

The Canadian accounting standard for the preparation of cash flow statements is consistent with the guidance provided by IAS 7, and accordingly, the cash flow statements presented herein have not been reconciled to U.S. GAAP under the accommodation provided by the Securities and Exchange Commission of the United States (SEC).

vi) Recent U.S. GAAP announcements

In July 2002, the FASB issued SFAS No. 146, Accounting for Exit or Disposal Activities. SFAS No. 146 addresses the recognition, measurement, and reporting of costs that are associated with exit and disposal activities, including costs related to terminating a contract that is not a capital lease and termination benefits that employees who are involuntarily terminated receive under the terms of a one-time benefit arrangement that is not an ongoing benefit arrangement or an individual deferred-compensation contract. SFAS No. 146 supersedes Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). " SFAS 146 has had no significant impact on the consolidated financial statements.

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
For the years ended September 30, 2003, 2002 and 2001
(expressed in Canadian dollars)

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity" (SFAS 150). This statement establishes standards for issuers on how to classify and measure certain financial instruments with characteristics of both liabilities and equity. An issuer must classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Included in the scope of this standard is: (a) a financial instrument issued in the form of shares that is mandatorily redeemable; (b) a financial instrument other than an outstanding share that, at inception, embodies an obligation to repurchase the issuer's equity shares, or is indexed to such an obligation, and that requires or may require the issuer to settle the obligation by transferring assets; and (c) a financial instrument that embodies an unconditional obligation, or a financial instrument other than an outstanding share that embodies a conditional obligation, that the issuer must or may settle by issuing a variable number of its equity shares. SFAS 150 has had no significant impact on the consolidated financial statements.

In January 2003, the FASB issued FIN 46, "Consolidation of Variable Interest Entities", an interpretation of Accounting Research Bulletin (ARB) 51. FIN 46 addresses the consolidation of entities for which control is achieved through means other than through voting rights (variable interest entities or VIE) by clarifying the application of ARB 51, "Consolidated Financial Statements" to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity investment at risk to permit the entity to finance its activities without additional subordinated financial support from other parties.

FIN 46 requires the primary beneficiary to consolidate a VIE if it has a variable interest that will absorb a majority of the entity's expected losses if they occur, receive a majority of the entity's expected residual returns if they occur, or both.

Effective December 2003, the FASB issued additional guidance clarifying FIN 46. The modification also provides a deferral of FIN 46 for certain entities. Application of FIN 46 is required in financial statements of public entities that have interests in structures that are commonly referred to as special purpose entities for periods ending after December 15, 2003. Application for all other types of VIEs is required in financial statements for periods ending after March 15, 2004. Management has not yet determined the effect that the adoption will have on its financial statement.

In December 2002, the FASB issued SFAS 148, "Accounting for Stock-Based Compensation - Transition and Disclosure - An amendment of FASB Statement No. 123". SFAS 148 amends Statement of Financial Accounting Standards No. 123 (SFAS 123), "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures both in annual and interim financial statements about the method of accounting for stock-based employee compensation and effect of the method used on reported results. The company has included the disclosures required by SFAS 148 in this reconciliation to U.S. GAAP.

The company has determined that other recently issued Canadian and U.S. accounting pronouncements will have no impact on adoption.

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
For the years ended September 30, 2003, 2002 and 2001
(expressed in Canadian dollars)

20. Subsequent events

Common share purchase warrants

Between September 30, 2003 and October 21, 2003, the company issued 2,675,000 common shares of the company for proceeds of $267,500 upon exercise of common share purchase warrants granted to Discovery Capital Corporation.

Arthur Tesser

Between September 30, 2003 and January 9, 2004, the company paid instalment payments of US$35,000 under the terms of the August 15, 2003 settlement agreement. As at January 9, 2004, the company has two instalment payments remaining totalling US$20,000.

Loans receivable

Between September 30, 2003 and December 29, 2003, the company was repaid $33,600 of the loans to employees, which were secured by common shares of the company.

Cash held in trust

Between September 30, 2003 and December 29, 2003, the company received the $345,000 which had been held in trust at September 30, 2003 as a result of the non-brokered private placement in September 2003.

For More Information:

Kevin Groh, Corporate Communications Kyle Hall, EVP Business Development
Wal-Mart Canada Corp. PhotoChannel Networks Inc.
kgroh@wal-mart.com khall@photochannel.com
905 821-2111, ext. 8012 604.893.8955 ext. 293

Wal-Mart first national retailer to offer direct in-store same-day printing services for online photo customers
PhotoChannel technology powers www.walmartphotocentre.ca
Mississauga, ON; Vancouver, BC - February 3, 2004 - Wal-Mart Canada Corp. (Wal-Mart) today announced that customers in select Canadian markets can now submit online photo print orders directly to professional printing equipment at their local Wal-Mart and receive same-day pickup of their finished photographs. Wal-Mart is the first national retailer to offer direct-to-store printing services from a photo service website, www.walmartphotocentre.ca. Same-day printing service is now available in 15 stores across Canada.

"Our customers responded with great enthusiasm to our previously launched online printing service for digital images," said John Witzel, Manager of Operations for Wal-Mart Canada's Photo Labs. "Subsequently, one of the customers' biggest requests was a shorter waiting period between ordering photos online and picking them up at the store. By having online orders printed in-store, we now have the fastest response time of any retailer. We expect most of our stores to be able to offer this ability in the very near future."

With the help of technology provider PhotoChannel Networks (TSX-V: PNI) ("PhotoChannel"), Wal-Mart has launched the first of 15 in-store servers, operated by PhotoChannel, which enable Wal-Mart associates in in-store photofinishing departments to access customer orders within minutes of their being placed via www.walmartphotocentre.ca.

Since April, 2003, consumers using Wal-Mart's online photo service can have Wal-Mart print their digital images on photographic paper and other picture products for pickup at any of Wal-Mart's 231 locations across Canada.

"PhotoChannel and Wal-Mart have made it easier than ever for consumers to order prints from their digital cameras and camera phones," said Peter Scarth, CEO of PhotoChannel. "The future is very much about having each store be able to produce all their own print items for immediate pickup by the customer with a huge selection of other photo gift products still available for multi-day delivery service."

The 15 stores offering same-day pickup for photos ordered online are in the following cities: North Vancouver, BC; Toronto, ON; Edmonton, AB; North Bay, ON; Langley, BC; Brossard, QC; Kitchener, ON; London, ON; Markham, ON; Oakville, ON; Victoria, BC; Thunder Bay, ON; Oshawa, ON; Scarborough, ON; and Sherwood Park, AB.

Also announced today, Wal-Mart's pricing on several core print products have been recently reduced. For photo prints: 4x6 prints are now only $0.29 each, 5x7 prints $0.97 each and 8x10 prints are now just $2.97 each. Additionally, several new photo gift products have also just been launched with a Valentine's Day theme including new picture mugs, placemats and pillow covers.

About Wal-Mart Canada
Established in 1994 and headquartered in Mississauga, Ontario, Wal-Mart Canada operates a growing network of 231 stores nationwide. The stores are committed to providing everyday low prices, top-quality merchandise, exceptional customer service, and extensive community involvement and philanthropy. The company employs more than 60,000 Canadians and was ranked this year as Canada's number-one company for customer service in the annual Ipsos-Reid survey which ranks the country's most admired and respected corporations.

For more information regarding Photo Centre Online visit www.walmartphotocentre.ca.

About PhotoChannel Networks Inc.
Founded in 1995, PhotoChannel is a leading digital imaging technology provider for a wide variety of businesses including photofinishing retailers and telecommunications companies. PhotoChannel has created and manages the open standard PhotoChannel Network environment whose focus is delivering digital image orders from capture to fulfillment under the control of the originating PhotoChannel Network partner. There are now more than 7,000 retail locations accepting print orders from the PhotoChannel system.

For more information visit: www.photochannel.com.

The TSX Venture Exchange has neither approved nor disapproved of the information contained in this release.

WARNING: PhotoChannel relies upon litigation protection for "forward-looking" statements.

PhotoChannel Adds High Profile Wireless Industry Executive to Board

VANCOUVER, BC, CANADA: February 10, 2004 - PhotoChannel Networks Inc. (TSX-V: PNI) ("PhotoChannel" or "Company"), a global digital imaging network company is pleased to announce the addition of Mr. Kent Thexton to its board, effective immediately. Mr. Thexton has spent the last five years working with British Telecom entities, most recently as a director and the Chief Marketing and Data Officer for cellular giant, O2. Prior to this, he spent eight years in the Canadian mobile phone industry holding various senior positions including Chief Operating Officer and Executive Vice President of Rogers Cantel (now Rogers AT&T Wireless).

As part of this announcement, the Board has agreed to grant Mr. Thexton options to purchase 500,000 common shares at a price of $0.30 per share, subject to the approval of the Company's shareholders, which will be sought at the Company's upcoming Annual General Meeting, and the TSX Venture Exchange.

In addition, Mr. Peter D. Fitzgerald has been appointed as Chairman of the Board, effective immediately, replacing Mr. Peter Scarth who continues to be the President, Chief Executive Officer and a director of the Company.

"We are very excited about Peter Fitzgerald's increased commitment to PhotoChannel", stated Mr. Scarth. "When Mr. Fitzgerald originally joined our Board of Directors, the Company was at an infancy stage in pursuit of what he and I believed would be the future in photofinishing. Since then he has been instrumental, both strategically and financially, in guiding the Company towards realizing its objectives. The addition of Mr. Kent Thexton, with his knowledge and experience in the telecommunications sector, will greatly assist PhotoChannel in its pursuit of camera phone initiatives, as well as the Company's international deployment of its Network solution."

PhotoChannel provides the online solution for retailers across Canada who process in excess of 70% of Canada's photofinishing and has begun its entrance into the US marketplace.

The TSX Venture Exchange has neither approved nor disapproved the information contained in this release.

ABOUT PHOTOCHANNEL NETWORKS INC.
Founded in 1995, PhotoChannel is a leading digital imaging technology provider for a wide variety of businesses including photofinishing retailers and telecommunications companies. PhotoChannel has created and manages the open standard PhotoChannel Network environment whose focus is delivering digital image orders from capture to fulfillment under the control of the originating PhotoChannel Network partner. There are now over 7000 retail locations worldwide accepting print orders from the PhotoChannel system.

For more information on the Company visit www.photochannel.com.

PhotoChannel Networks Inc.
Per:
/s/"Peter Scarth"
Peter Scarth
CEO

For more information, please call: 1-866-345-0115

WARNING: The Company relies upon litigation protection for "forward-looking" statements.

For Release on February 17, 2004
8:00 am EST

PhotoChannel Interim Financials
Transactional revenues increase 95% quarter over quarter, Q4 2003 to Q1 2004
..
VANCOUVER, BC - February 17, 2004 - PhotoChannel Networks Inc. (TSX - V: PNI) ("PhotoChannel" or the "Company") is pleased to report its first quarter fiscal 2004 financial statements for the three-month period ended December 31, 2003.

"This is the fifth consecutive quarter where transactional revenues have shown significant growth," stated Peter Scarth, PhotoChannel CEO. "PhotoChannel's retailers have now started to roll out the in-store printing model that we believe is paramount to driving online photofinishing in the industry. During the upcoming months, the Company anticipates an increase in the number of new in-store printing hook-ups, as photofinishing retailers focus on launching the equivalent of "one hour photo" for the convenience of their customers."

During the most recent quarter, the Company saw certain of its large retail partners commence a concentrated marketing of their online printing services. As part of this marketing, the Company shipped its first large scale orders of prepaid cards to be sold, given away with the purchase of a digital camera and/or to be given away as an incentive to introduce customers to the ease of online photofinishing.

First Quarter Financials

Revenue for the three months ended December 31, 2003 was $181,372 versus $68,469 for the same period last year. Revenue increased 165% for the period ended December 31, 2003, compared to the same period last year due to large photofinishing retailers that contracted with the Company during fiscal 2003, which resulted in a 452% increase in transactional revenue and a 213% increase in installation fees. Transactional revenue during the first quarter of fiscal 2004 was $68,029 versus $12,332 for the corresponding period during fiscal 2003. Transactional revenue increased 95% quarter over quarter, from $34,937 during 4th quarter 2003 to $68,029 during 1st quarter 2004.

Installation fees increased $50,800 for the three-month period ended December 31, 2003 compared to the same period last year, rising from $23,896 to $74,696. This increase was attributable to development of new sites for customers who joined the Network during this period. The Company defers revenue from installation fees earned for the set-up of a customer website and recognizes it as income over the estimated term of the customer relationship period. At December 31, 2003, the Company had deferred revenue of $110,696.

During the three months ended December 31, 2003, the Company reported a gross profit of $124,855 versus $55,202 for the comparable period of 2002. This increase of 126% was due to the increase in revenues. The percentage increase in gross margin compared to revenue was partially reduced due to lower gross margins associated with the printing and sale of the physical prepaid cards. The subsequent usage of the prepaid cards by customers will result in the Company recording transactional revenue with the same gross margins as those received with similar online orders at the time of use.

The Company recorded a three-month net loss for the period attributed to common shareholders of $696,283 or $0.01 per share compared to $734,284 in the same period last year. Losses incurred by the Limited Partnership in first quarter fiscal 2003 were allocated first to the Limited Partnership units to the extent of their equity investment and thereafter to the Company. The Company previously attributed all losses to the Company. Accordingly, the loss for first quarter fiscal 2003 has been restated for comparative purposes to allocate losses to the Limited Partnership units to the extent of the equity. This restatement has had the effect of reducing the first quarter fiscal 2003's net loss for the period attributed to the Company's common shareholders by $127,410.

The Company's costs of operations for the period were $842,838, as compared to $799,273 during the same period last year. This increase of 5.5% was primarily the result of an increase in travel costs within sales and marketing and an increase in staffing research and development. Sales and marketing expenses increased $62,458 or 57.4% to $171,201 for the period due to increased travel, while research and development increased $167,148 or 110.8% to $318,008 for the period due to an increase in the number of employees.
	Three Months Ended
	December 31, 2003	December 31, 2002

Revenue	$181,372	$68,469

Cost of sales	56,517	13,267

Gross profit (loss)	124,855	55,202

Expenses
General and administration	324,153	328,555
Sales and marketing	171,201	108,743
Research and development	318,008	150,860
Amortization	29,476	211,115

	842,838	799,273

Net loss from operations	(717,983)	(744,071)

Other Income (loss)
Expense recovery	-	-
Loss on disposal of property, plant and equipment	-	(117,417)
Translation loss	19,053	(421)
Interest and miscellaneous income	2,647	215
	21,700	(117,623)

Net (loss) gain for the period	(696,283)	(861,694)

Loss attributed to Limited Partnership	-	127,410

Net loss for the year attributed to common shareholders	(696,283)	(734,284)

Deficit - beginning of period	(40,176,059)	(37,726,075)

Deficit - end of period	$(40,872,342)	$(38,460,359)

(Loss) Gain per share attributable to common shareholders	$(0.01)	$(0.01)

Weighted average number of common shares outstanding	127,942,228	84,775,885

About PhotoChannel
Founded in 1995, PhotoChannel is a leading digital imaging technology provider for a wide variety of businesses including photofinishing retailers and telecommunications companies. PhotoChannel has created and manages the open standard PhotoChannel Network environment whose focus is delivering digital image orders from capture to fulfillment under the control of the originating PhotoChannel Network partner. There are now over 7000 retail locations worldwide accepting print orders from the PhotoChannel system. For more information visit www.photochannel.com.

FORM 45-102F2
CERTIFICATE UNDER SUBSECTION 2.7(2) OR (3) OF
MULTILATERAL INSTRUMENT 45-102

"RESALE OF SECURITIES"

PhotoChannel Networks Inc. has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on February 3, 2004 of:

1. At a Board of Directors meeting held on February 3, 2004, 500,000 common stock purchase options were granted to a recently appointed director of the Company. Under the terms of the Company's stock option plan, the common share purchase options will vest in three equal instalments over an 18-month period commencing on August 3, 2004 and are valid for a period of five years. Upon vesting each purchase option may be used to purchase a common share of the Company at $0.30. The grant of these options is subject to the approval of the Company's shareholders, which will be sought at its next Annual General Meeting, and TSX Venture Exchange.

DATED this 10th day of February, 2004.

PHOTOCHANNEL NETWORKS INC.

By:/s/"Robert Chisholm"
Financial Officer

Instructions:
If the distribution date is on or after the effective date of Multilateral Instrument 45-102 and the issuer or selling security holder has completed 1. above, file this form on or before the tenth day after the distribution date with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented. Section 2.7 has been implemented in Alberta, British Columbia, Newfoundland, Northwest Territories, Nova Scotia, Nunavut, Ontario and Saskatchewan.

If the issuer has completed 2. above, file this form with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented.

British Columbia Securities Commission

Quarterly and Year End Report

BC Form 51-901F

ISSUER DETAILS

NAME OF ISSUER FOR QUARTER ENDED DATE OF REPORT

Y M D

PhotoChannel Networks Inc. December 31, 2003 2004 02 17

ISSUER ADDRESS

506 - 425 Carrall Street

CITY PROVINCE POSTAL CODE ISSUER FAX NO. ISSUER TELEPHONE NO.

Vancouver B. C. V6B 6E3 604-893-8966 604-893-8955

CONTACT NAME CONTACT POSITION CONTACT TELEPHONE NO.

Robert Chisholm C. F. O. 604-893-8955 ext. 224

CONTACT EMAIL ADDRESS WEBSITE ADDRESS

rchisholm@photochannel.com www.photochannel.com

CERTIFICATE

The Three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

Y M D

/s/Peter Scarth Peter Scarth 2004 02 17

Director's Signature Print Full Name Date Signed

/s/Cory Kent Cory Kent 2004 02 17
Director's Signature Print Full Name Date Signed

PhotoChannel Networks Inc.

Consolidated Balance Sheet

Unaudited - Prepared by Management

(expressed in Canadian dollars)

	December 31, 2003	September 30, 2003

Assets

Current assets
Cash and cash equivalents	$1,198,273	$1,104,410
Cash held in trust		345,000
Accounts receivable	259,716	96,750
Prepaid expenses	9,984	19,364

	1,467,973	1,565,524

Capital assets	399,093	285,573

	$1,867,066	$1,851,097

Liabilities

Current liabilities
Accounts payable and accrued liabilities	$760,627	$1,117,247
Deferred revenue	110,696	60,000

	$871,323	$1,177,247

Shareholders' Deficiency

Capital stock	$33,030,583	$31,826,678
Contributed surplus	6,976,915	6,976,915
Loans receivable	(80,527)	(122,206)
Warrants	1,941,114	2,168,522
Deficit	(40,872,342)	(40,176,059)

	995,743	(673,850)

	$1,867,066	$1,851,097

PhotoChannel Networks Inc.

Consolidated Statements of Income (Loss) and Deficit

Unaudited - Prepared by Management

(expressed in Canadian dollars)

	Three Months Ended
	December 31, 2003	December 31, 2002

Revenue	$181,372	$68,469

Cost of sales	56,517	13,267

Gross profit (loss)	124,855	55,202

Expenses
General and administration	324,153	328,555
Sales and marketing	171,201	108,743
Research and development	318,008	150,860
Amortization	29,476	211,115

	842,838	799,273

Net loss from operations	(717,983)	(744,071)

Other Income (loss)
Expense recovery	-	-
Loss on disposal of property, plant and equipment	-	(117,417)
Translation loss	19,053	(421)
Interest and miscellaneous income	2,647	215
	21,700	(117,623)

Net (loss) gain for the period	(696,283)	(861,694)

Loss attributed to Limited Partnership	-	127,410

Net loss for the year attributed to common shareholders	(696,283)	(734,284)

Deficit - beginning of period	(40,176,059)	(37,726,075)

Deficit - end of period	$(40,872,342)	$(38,460,359)

(Loss) Gain per share attributable to common shareholders	$ (0.01)	$ (0.01)

Weighted average number of common shares outstanding	127,942,228	84,775,885
The accompanying notes are an integral part of these financial statements.

PhotoChannel Networks Inc.

Consolidated Statements of Cash Flow

Unaudited - Prepared by Management

(expressed in Canadian dollars)

	Three Months Ended
	December 31, 2003	December 31, 2002

Cash flows from operating activities
Net (loss) gain for the period	$(696,283)	$ (861,694)
Items not affecting cash
Amortization	29,476	211,115
Loss on sale of property, plant and equipment	-	117,417

	(666,807)	(533,162)
Net change in non-cash working capital items	(459,510)	(497,336)

	(1,126,317)	(1,030,498)

Cash flows from investing activities
(Purchase) Disposal of property, plant and equipment	(142,996)	(196,060)
Proceeds from sale of property, plant and equipment	-	100,000

	(142,996)	(96,060)

Cash flows from financing activities
Cash in trust	345,000	-
Demand loan	-	324,240
Loan Receivable	41,679	-
Issuance of common shares on exercise of warrants and options	976,497	825,710
Issuance of limited partnership units	-	115,000

	1,363,176	1,264,950

Increase (decrease) in cash and cash equivalents	93,863	138,392

Cash and cash equivalents - beginning of period	1,104,410	85,586

Cash and cash equivalents - end of period	$1,198,272	$223,978

The accompanying notes are an integral part of these financial statements.

PhotoChannel Networks Inc.

Notes to Consolidated Financial Statements

December 31, 2003

Unaudited - Prepared by Management

(expressed in Canadian dollars)

Note 1:

While the information presented in the accompanying interim three month financial statements is unaudited, it includes all adjustments which are, in the opinion of management, necessary to present fairly the financial position, results of operations and cash flows for the interim period presented. It is suggested that these interim financial statements be read in conjunction with the Company's September 30, 2003 annual audited statements. These financial statements follow the same accounting policies and methods as the Company's September 30, 2003 annual financial statements.

Note 2:

Loss per share figures are calculated using the weighted average number of shares outstanding during the period. Diluted loss per share information is not presented where the effect would be anti-dilutive.

Note 3:

Following is a breakdown of accounts receivable at December 31, 2003, as compared to September 30, 2003.

Description	Period Ended
	December 31, 2003	September 30, 2003
Trade accounts receivable	$250,409	$96,750
GST receivable	9,307	-
Advance on expenses	-	-
Other	-	-
Total	$259,716	$96,750

Note 4:

Following is a breakdown of the revenue for the period ended December 31, 2003, as compared to September 30, 2003.

Description	Period Ended
	December 31, 2003	September 30, 2003

Installation fees	$74,696	$86,914
Membership fees	15,945	73,120
Transaction fees	68,029	90,054
Other	-	5,485
Prepaid Card fees	22,700	-
Total	$181,372	$255,573

British Columbia Securities Commission

Quarterly and Year End Report

BC Form 51-901F

ISSUER DETAILS

NAME OF ISSUER FOR QUARTER ENDED DATE OF REPORT

Y M D

PhotoChannel Networks Inc. December 31, 2003 2004 02 17

ISSUER ADDRESS

506 - 425 Carrall Street

CITY PROVINCE POSTAL CODE ISSUER FAX NO. ISSUER TELEPHONE NO.

Vancouver B. C. V6B 6E3 604-893-8966 604-893-8955

CONTACT NAME CONTACT POSITION CONTACT TELEPHONE NO.

Robert Chisholm C. F. O. 604-893-8955 ext. 224

CONTACT EMAIL ADDRESS WEBSITE ADDRESS

rchisholm@photochannel.com www.photochannel.com

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

Y M D

/s/Peter Scarth Peter Scarth 2004 02 17

Director's Signature Print Full Name Date Signed

/s/Cory Kent Cory Kent 2004 02 17

Director's Signature Print Full Name Date Signed

SCHEDULE "B"

PhotoChannel Networks Inc.

Year-To-Date Ended December 31, 2003

1. Analysis of expenses and deferred costs
December 31, 2003
General and administration
Accounting and legal	$12,095
Investor relations	33,036
Office and miscellaneous	60,422
Public company fees	8,073
Salaries	125,504
Consulting	67,248
Rent	17,775
$324,153

Sales and marketing
Travel and Miscellaneous	$95,873
Salaries	13,750
Consulting	61,578
$171,201

Research and development
Salaries	$231,699
Consulting	86,309
Miscellaneous	-
$318,008

2. Related Party Transactions

As at December 31, 2003, the Company had accrued fees of approximately $nil (2002 - $67,817) to a company owned by a current director and officer and $nil (2002 - $6,524) to an officer.

3. Summary of securities issued and options granted during the period.

(a) Summary of securities issued during the period

Date of Issue	Type of Security	Type of Issue	Number	Price	Total Proceeds	Type of Consideration	Type of Commission Paid
Oct. 1, 2003	Common Shares	Option Exercise	87,000	$0.15	$13,050	Cash	Nil
Oct. 6, 2003	Common Shares	Option Exercise	100,000	$0.15	$15,000	Cash	Nil
Oct. 9, 2003	Common Shares	Warrant Exercise	1,000,000	$0.10	$100,000	Cash	Nil
Oct. 29, 2003	Common Shares	Warrant Exercise	1,675,000	$0.10	$167,500	Cash	Nil
Nov. 12, 2003	Common Shares	Option Price	150,000	$0.15	$22,500	Cash	Nil
Dec. 3, 2003	Common Shares	Option Price	610,000	$0.15	$91,500	Cash	Nil
Dec. 31, 2003	Common Shares	Warrant Exercise	5,669,470	$0.10	$566,947	Cash	Nil

(b) Summary of options granted during the period.

Date	Number	Name of Insider Optionee	Description of other Optionee	Exercise Price	Expiry Date
Nov. 24, 2003	600,000	Cory Kent		$0.31	Nov. 24, 2008
Nov. 24, 2003	500,000	Peter Scarth		$0.31	Nov. 24, 2008
Nov. 24, 2003	500,000	Peter Fitzgerald		$0.31	Nov. 24, 2008
Nov. 24, 2003	250,000	Kyle Hall		$0.31	Nov. 24, 2008
Nov. 24, 2003	250,000	Robert Chisholm		$0.31	Nov. 24, 2008
Nov. 24, 2003	250,000	Timothy Kerbs		$0.31	Nov. 24, 2008
Nov. 24, 2003	925,000		Employees & Consultants	$0.31	Nov. 24, 2008

4. Summary of Securities as at the end of the reporting period

(a) Authorized Share Capital as at December 31, 2003

Class	Authorized
Common Shares	500,000,000
Preferred Shares	10,000,000

(b) Number and Value of Shares Issued and Outstanding as at December 31, 2003

Class	Issued	Value
Common Shares	136,613,341	$33,030,583

(c) Options, Warrants and Convertible Securities Outstanding as at December 31, 2003

Security	Number	Exercise Price	Value	Expiry Date
Common Share Purchase Warrants	1,000,000	$1.75 US	$1,700,000	May 11, 2005
Common Share Purchase Warrants	2,100,000	$0.10	$105,000	February 27, 2005
Common Share Purchase Warrants	2,000,000	$0.10	$93,000	January 22, 2005
Common Share Purchase Warrants	500,000	$0.10	$34,364	December 20, 2004
Common Share Purchase Warrants	350,000	$0.10	$8,750	July 26, 2004
Stock Options	8,333	$0.15	Nil	Feb 3, 2004
Stock Options	125,000	$0.15	Nil	Apr 20, 2004
Stock Options	275,000	$0.15	Nil	Mar 16, 2005
Stock Options	100,000	$0.15	Nil	May 1, 2005
Stock Options	330,736	$1.05	Nil	June 28, 2005
Stock Options	50,000	$0.15	Nil	June 29, 2005
Stock Options	200,000	$1.00US	Nil	July 25. 2005
Stock Options	49,660	$0.15	Nil	July 25. 2005
Stock Options	100,000	$0.15	Nil	Aug 10, 2005
Stock Options	100,000	$0.15	Nil	Oct 2, 2005
Stock Options	100,000	$0.15	Nil	Oct 27, 2005
Stock Options	15,000	$0.15	Nil	Nov 17, 2005
Stock Options	4,125,000	$0.15	Nil	July 26, 2006
Stock Options	5,489,271	$0.15	Nil	May, 27, 2007
Stock Options	300,000	$0.15	Nil	Sept 2, 2008
Stock Options	750,000	$0.17	$97,165	Sept 18, 2008
Stock Options	3,275,000	$0.31	Nil

(d) Shares in Escrow as at December 31, 2003

NIL

5. List of directors and officers as at December 31, 2003

Directors

Peter Scarth

Peter Fitzgerald

Cory Kent

Officers

Peter Scarth, President and Chief Executive Officer

Kyle Hall, EVP Business Development and Corporate Secretary

Timothy J Kerbs, EVP Operations

Robert Chisholm, Chief Financial Officer

SCHEDULE "C"

MANAGEMENT DISCUSSION AND ANALYSIS

Description of Business

PhotoChannel Networks Inc. ("PhotoChannel" or the "Company") is an Internet infrastructure company providing the photofinishing retailer with an electronic "turnkey" networked solution enabling it to provide its customers with film processing, scanning, storage and printing of traditional and digital images through the ease of an online environment. The functionality of the Company's Network technology also enables customers of the photofinishing retailer to print their images to any networked location within a photofinishing retailer or within the Network as a whole, or to opt for the choice of home delivery for those photofinishing retailers offering this service.

The Company's Network electronically connects the photofinishing retailer and its customers through the Internet and provides them with hosting, storage and back-end reporting. This turnkey solution enables the photofinishing retailer to meet the needs of its customers for both digitizing film and online digital photography.

The Company has focused its operational efforts on contracting with and deploying the Network within photofinishing retail partner locations.

The Company is small and growing company and continues to seek a cash flow positive and profitable position. Management believes that the Company is well positioned to profit from the large and ever increasing digital imaging market.

The Company is headquartered in Vancouver, British Columbia, Canada and trades on the TSX Venture Exchange ("TSX-V") in Canada (symbol - PNI). The accompanying financial statements are for its first quarter ended December 31, 2003 and are expressed in Canadian dollars.

Operations and Financial Condition

Management's strategy is to focus on being a digital imaging technology provider for a wide variety of businesses within the photofinishing industry including: photofinishing retailers; connecting the photofinishing retailer to professional and commercial photo processing labs; image content owners; and targeted portal services. The Company's digital Network is focused on delivering digital image orders from capture to fulfillment under the control of the originating photofinishing retailer. The Network also connects the photofinishing retailer to professional and commercial photo processing labs for enlargements and gifting items. The Company charges its photofinishing retailers an installation fee, a monthly fee for their connection to the Network and a percentage of all gross print revenues processed through the Network. In addition, the Company charges the customers of the photofinishing retailers a storage fee, if selected, for hosting of their digital images.

Revenue for the three months ended December 31, 2003 was $181,372 versus $68,469 for the same period last year. Revenue increased 165% for the period ended December 31, 2003, compared to the same period last year due to large photofinishing retailers that contracted with the Company during fiscal 2003, which resulted in a 452% increase in transactional revenue and a 213% increase in installation fees. Transactional revenue during the first quarter of fiscal 2004 was $68,029 versus $12,332 for the corresponding period during fiscal 2003. Also during this first quarter the Company contracted with its first wireless carrier, TELUS Mobility, and launched Konica Photo Imaging, which now provides access to over 4,500 participating photofinishing retail locations across the United States. These two contracts contributed to the increase in installation fees of $50,800 from $23,896 for the first quarter of 2003 to$ 74,696 during the first quarter of fiscal 2004. The Company defers revenue from installation fees earned for the set-up of a customer website and recognizes it as income over the estimated term of the customer relationship period. At December 31, 2003, the Company had deferred revenue of $110,696.

During the three months ended December 31, 2003, the Company reported a gross profit of $124,855 versus $55,202 for the comparable period of 2002. This increase of 126% was due to the increase in revenues. The percentage increase in gross margin compared to revenue was partially reduced due to lower gross margins associated with the printing and sale of the physical prepaid cards. The subsequent usage of the prepaid cards by customers will result in the Company recording transactional revenue with the same gross margins as those received with similar online orders at the time of use.

The Company's costs of operations for the period were $842,838, as compared to $799,273 during the same period last year. This increase of 5.5% was primarily the result of an increase in travel costs within sales and marketing and an increase in staffing research and development, as further described below.

General and administration expenses for the three months ended December 31, 2003 increased $4,402 to $324,153 or 1.3% over the comparable period in fiscal 2003. This increase was due to an increase in travel and investor relations, but was partially offset by a reduction in employee costs over the comparable period in fiscal 2003. During this period the Company expended $33,036 on investor relations compared to $15,000 for the first quarter of fiscal 2003.

Sales and marketing expenses for the three months ended December 31, 2003 increased by $62,458 to $171,201, an increase of 57.4% from the comparable period of 2003. This increase was due to an increase in travel as the Company introduces its technology to potential customers in the United States. As 80% of all photofinishing is being done by 20% of the retailers who provide photofinishing services, the Company is focused on the large retail chains as its means for immediate growth. These large photofinishing retailers are best approached through industry contacts and the Company believes that it has assembled a sales team with the background and contact base to accomplish this.

During the three-month period ended December 31, 2003, the Company expensed $318,008 on research and development costs, as compared to $150,860 during the same period last year. This increase of 110.8% is the result of an increase in the number of employees. During the period ended December 31, 2003 the Company increased its technical staffing to accommodate an increased demand for its Network solution and to develop new solutions which will allow it to maintain its competitive advantage in the provision of online photofinishing services. During the quarter ended December 31, 2003 the development team was busy optimizing the existing system due to a large increase in transactional volume, as well as enhancing the functionality of its existing solutions. Such enhancements include: incorporating searchable maps for ease of finding photofinishing retailers; and the use of multiple prepaid cards (both of which will be released in the second quarter).

Amortization decreased by $181,639 to $29,476 for the three-month period ended December 31, 2003, as compared to $211,115 during the comparable period last year. This reduction is primarily the result of certain equipment of the Company being fully amortized, along with replacing old expensive equipment with new, less expensive and more cost effective, equipment. The purchase of this new equipment provides the Company with future growth potential and the ability scale much more efficiently, based upon its anticipated growth.

The Company recorded a three-month net loss attributable to common shareholders of $696,283 or $0.01 per share compared to $734,284 or $0.01 per share in the same period last year.

Excluding the loss attributed to Limited Partnership, the Company's net loss for the three-month period was $696,283, as compared to $861,694 during the comparable period in 2003. This 19.2% reduction was due to an increase in revenues and gross profit, along with a significant reduction in amortization expenses.

Contingencies

Other than as set out below, as of February 16, 2004 there were no legal proceedings material to the Company to which the Company or its subsidiaries are a party or to which their property is subject, nor to the best of the knowledge of management, are any such legal proceedings contemplated.

1. On February 24, 1999, Thomas Jackson, a former President and Chief Executive Officer of the Company, commenced proceedings against the Company in the Supreme Court of British Columbia. Mr. Jackson has claimed damages for unpaid services not exceeding $150,000. Management is of the view that the claim is without merit and is vigorously defending these proceedings. There have been no further proceedings in this matter since the Company filed its statement of defence on August 3, 1999.

2. On March 3, 1999, the Company received a letter from DATT Japan indicating that they had proceeded with legal action in the Japanese courts and for an order for payment. On September 10, 2001, the Company's legal representative received a telephone call from an individual claiming that he represented DATT Japan and indicated that his client had received a judgment from a Japanese court against PhotoChannel for approximately $99,000. The Company intends to defend itself against the enforcement of this judgment, however, there have been no further proceedings or correspondence since the September 10, 2001 telephone call.

3. On November 5, 2001, Donald Sutherland of P.O. Box 345, Staten Island, New York, New York, commenced an action in the Supreme Court of British Columbia, claiming $132,770.63 plus interest, for the provision of text, photographs and services. The Company is disputing the claim and has received no further correspondence since providing the claimant with documents supporting its position in 2002.

Liquidity and Solvency

As at December 31, 2003, the Company had a positive working capital position of $596,650 compared to a positive working capital position of $388,277 at September 30, 2003. The cash and cash equivalents on hand at December 31, 2003 were $1,198,273. As a start-up, which continues to strive for profitability, the Company's main source of funds has been, and will continue to be, the sale of equity capital until it manages to reach a cashflow positive position. If requisite funding on acceptable terms cannot be attracted in a timely fashion, the Company may be forced to delay activities and, possibly, lose market opportunities to competitors. Similarly, delayed financing could force reductions in planned marketing, product deployment and development expenditures, resulting in delays in meeting its business objectives.

/s/Peter Scarth /s/Cory Kent

Peter Scarth Cory Kent

Chairman & CEO Director

February 17, 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHOTOCHANNEL NETWORKS INC.

Date: March 12, 2004

By:/s/"Robert Chisholm"
Financial Officer